Filed Pursuant to Rule 424(b)(3)

Registration No. 333-188093

PROSPECTUS SUPPLEMENT NO. 7

ARI NETWORK SERVICES, INC.

4,330,667 shares of Common Stock

This prospectus supplement relates to the prospectus dated November 15, 2013, as supplemented by Prospectus Supplement No. 1 dated November 26, 2013, Prospectus Supplement No. 2 dated December 10, 2013, Prospectus Supplement No. 3 dated December 19, 2013, Prospectus Supplement No. 4 dated January 13, 2014, Prospectus Supplement No. 5 dated March 27, 2014 and Prospectus Supplement No. 6 dated June 3, 2014, which covers the sale of an aggregate of up to 4,330,667 shares of our common stock, $0.001 par value per share (the “Common Stock”), by the selling security holders identified in the prospectus (collectively with any such holder’s transferee, pledgee, donee or successor, referred to below as the “Selling Shareholders”).  The Common Stock covered by the prospectus consists of (i) 3,200,000 shares of Common Stock which were issued in a private placement pursuant to a Securities Purchase Agreement we entered into on March 12, 2013 with selected accredited investors (the “Securities Purchase Agreement”); (ii) 1,066,667 shares of Common Stock issued or issuable upon exercise of warrants issued pursuant to the Securities Purchase Agreement (the “Purchaser Warrants”); and (iii) 64,000 shares of Common Stock issuable upon exercise of the warrants issued to affiliates of the placement agent in connection with the private placement as consideration for the placement agent’s services (together with the Purchaser Warrants, the “Warrants”).

We will not receive any proceeds from the sale by the Selling Shareholders of the shares covered by the prospectus.  To the extent Warrants are exercised for cash, we will receive the exercise price for those Warrants.

This prospectus supplement is being filed to include the information set forth in our quarterly report on Form 10-Q filed on June 16, 2014, which is set forth below.  This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement.

 Our Common Stock is traded on the NASDAQ Capital Market under the symbol “ARIS”.  The last reported market price of our Common Stock on the NASDAQ Capital Market on June 17, 2014 was $3.06 per share.  Our executive offices are located at 10850 West Park Place, Suite 1200, Milwaukee, Wisconsin 53224, and our telephone number is (414) 973-4300.

Investing in our securities involves risks.  You should carefully consider the Risk Factors beginning on page 1 of the prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement are truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 19, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-Q

(Mark One)

(X)QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended April 30, 2014

( )TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                      to

Commission file number 000-19608

ARI Network Services, Inc.

(Exact name of registrant as specified in its charter)

WISCONSIN       39-1388360

(State or other jurisdiction of incorporation or organization)(IRS Employer Identification No.)

10850 West Park Place, Suite 1200, Milwaukee, Wisconsin  53224

(Address of principal executive offices)

(414) 973-4300

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YESüNO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (S232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YESüNO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filerAccelerated filer

Non-accelerated filerSmaller reporting companyü

(Do not check if a smaller reporting

reporting company)

1

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YESNOü

As of June 9, 2014 there were 13,455,203 shares of the registrant’s common stock outstanding.

2

ARI Network Services, Inc.

FORM 10-Q

FOR THE THREE MONTHS ENDED APRIL 30, 2014

Item 1. Financial Statements

ARI Network Services, Inc.
Consolidated Balance Sheets
(Dollars in Thousands, Except per Share Data)

	(Unaudited)	(Audited)
	April 30	July 31
	2014	2013
ASSETS
Cash and cash equivalents	$1,034	$2,195
Trade receivables, less allowance for doubtful accounts of $427
and $220 at April 30, 2014 and July 31, 2013, respectively	1,840	945
Work in process	161	154
Prepaid expenses and other	1,080	934
Deferred income taxes	2,896	2,938
Total current assets	7,011	7,166
Equipment and leasehold improvements:
Computer equipment and software for internal use	2,523	2,641
Leasehold improvements	671	609
Furniture and equipment	3,256	2,561
	6,450	5,811
Less accumulated depreciation and amortization	(4,502)	(3,948)
Net equipment and leasehold improvements	1,948	1,863
Capitalized software product costs:
Amounts capitalized for software product costs	22,298	20,814
Less accumulated amortization	(18,098)	(16,604)
Net capitalized software product costs	4,200	4,210
Deferred income taxes	3,496	3,451
Other long term assets	78	141
Other intangible assets	3,744	4,099
Goodwill	12,326	12,198
Total assets	$32,803	$33,128

ARI Network Services, Inc.
Consolidated Balance Sheets
(Dollars in Thousands, Except per Share Data)

	(Unaudited)	(Audited)
	April 30	July 31
	2014	2013
LIABILITIES
Current borrowings on line of credit	$-	$-
Current portion of long-term debt	619	450
Current portion of earn-out payable	301	303
Accounts payable	554	710
Deferred revenue	7,849	8,571
Accrued payroll and related liabilities	1,425	1,434
Accrued sales, use and income taxes	132	147
Other accrued liabilities	504	316
Current portion of capital lease obligations	200	24
Total current liabilities	11,584	11,955
Long-term debt	3,544	4,050
Common stock warrants at fair value	282	254
Long-term portion of earn-out payable	171	418
Capital lease obligations	279	169
Other long term liabilities	217	233
Total non-current liabilities	4,493	5,124
Total liabilities	16,077	17,079

SHAREHOLDERS' EQUITY
Cumulative preferred stock, par value $.001 per share, 1,000,000 shares authorized; 0 shares issued and outstanding at April 30, 2014 and July 31, 2013, respectively	-	-
Junior preferred stock, par value $.001 per share, 100,000 shares authorized; 0 shares issued and outstanding at April 30, 2014 and July 31, 2013, respectively	-	-
Common stock, par value $.001 per share, 25,000,000 shares authorized; 13,440,141 and 12,976,588 shares issued and outstanding at April 30, 2014 and July 31, 2013, respectively	13	13
Additional paid-in capital	105,784	104,816
Accumulated deficit	(89,038)	(88,762)
Other accumulated comprehensive loss	(33)	(18)
Total shareholders' equity	16,726	16,049
Total liabilities and shareholders' equity	$32,803	$33,128

See accompanying notes

ARI Network Services, Inc.
Consolidated Statements of Operations
(Dollars in Thousands, Except per Share Data)
(Unaudited)

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013
Net revenue	$8,176	$8,228	$24,471	$21,648
Cost of revenue	1,560	1,885	4,806	5,014
Gross profit	6,616	6,343	19,665	16,634
Operating expenses:
Sales and marketing	2,291	2,324	7,190	5,459
Customer operations and support	1,638	1,545	5,029	4,106
Software development and technical support (net
of capitalized software product costs)	679	672	2,016	1,995
General and administrative	1,289	1,541	4,490	4,457
Depreciation and amortization (exclusive of amortization
of software product costs included in cost of revenue)	354	334	1,014	953
Loss on impairment of long-lived assets	-	420	-	420
Net operating expenses	6,251	6,836	19,739	17,390
Operating income (loss)	365	(493)	(74)	(756)
Other income (expense):
Interest expense	(68)	(197)	(216)	(534)
Loss on debt extinguishment	-	(682)	-	(682)
(Gain) loss on change in fair value of stock warrants	4	-	(28)	-
Gain on change in fair value of earn-out payable	-	-	26	-
Gain on change in fair value of contingent assets	-	64	-	64
Other income (expense), net	12	(1)	27	7
Total other income (expense)	(52)	(816)	(191)	(1,145)
Income (loss) before provision for income tax	313	(1,309)	(265)	(1,901)
Income tax benefit (expense)	(153)	738	(11)	1,447
Net income (loss)	$160	$(571)	$(276)	$(454)

Weighted average common shares outstanding:
Basic	13,394	10,548	13,235	9,055
Diluted	13,790	10,548	13,235	9,055
Net income (loss) per common share:
Basic	$0.01	$(0.05)	$(0.02)	$(0.05)
Diluted	$0.01	$(0.05)	$(0.02)	$(0.05)

See accompanying notes

Consolidated Statements of Comprehensive Income
(Dollars in Thousands)
(Unaudited)

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013
Net income (loss)	$160	$(571)	$(276)	$(454)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(8)	(10)	(15)	(15)
Total other comprehensive loss	(8)	(10)	(15)	(15)
Comprehensive income (loss)	$152	$(581)	$(291)	$(469)

See accompanying notes

ARI Network Services, Inc.
Consolidated Statements of Cash Flows
(Dollars in Thousands)
(Unaudited)

	Nine months ended April 30
	2014	2013
Operating activities:
Net income (loss)	$(276)	$(454)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of software products	1,494	1,312
Amortization of discount related to present value of earnout	(12)	(21)
Amortization of bank loan fees	90	265
Stock based interest expense	-	38
Depreciation and other amortization	1,014	953
Loss on impairment of long-lived assets	-	420
Gain on change in fair value of contingent assets	-	(64)
Gain on liquidation of split dollar life insurance policy	-	682
Loss on change in fair value of stock warrants	28	-
Gain on change in fair value of contingent liabilities	(26)	-
Provision for bad debt allowance	176	106
Deferred income taxes	(3)	(1,537)
Stock based compensation related to stock options and restricted stock	329	620
Net change in assets and liabilities:
Trade receivables	(1,068)	(310)
Work in process	(7)	(7)
Prepaid expenses and other	(29)	(72)
Other long term assets	(56)	(207)
Accounts payable	(157)	66
Deferred revenue	(722)	(426)
Accrued payroll and related liabilities	110	284
Accrued sales, use and income taxes	(15)	(99)
Other accrued liabilities	172	(45)
Net cash provided by operating activities	$1,042	$1,504
Investing activities:
Purchase of equipment, software and leasehold improvements	(592)	(493)
Cash received on earnout from disposition of a component of the business	101	147
Cash paid related to earn-out	(250)	-
Cash paid for assets related to acquisition	(200)	(2,479)
Software developed for internal use	(29)	(9)
Software development costs capitalized	(1,391)	(1,279)
Net cash used in investing activities	$(2,361)	$(4,113)
Financing activities:
Net borrowings under line of credit	-	750
Payments on long-term debt	(337)	(8,172)
Borrowings under long-term debt	-	6,000
Proceeds from capital lease obligations incurred	312	-
Payments of capital lease obligations	(44)	(208)
Payment of stock issuance fees	-	(451)
Proceeds from issuance of common stock	237	4,511
Net cash provided by financing activities	$168	$2,430
Effect of foreign currency exchange rate changes on cash	(10)	(7)
Net change in cash and cash equivalents	(1,161)	(186)
Cash and cash equivalents at beginning of period	2,195	1,350
Cash and cash equivalents at end of period	$1,034	$1,164
Cash paid for interest	$222	$544
Cash paid for income taxes	$70	$50

Noncash investing and financing activities

Issuance of common stock in connection with acquisitions	$164	$101
Debt issued in connection with acquisitions	-	3,000
Accrued liabilities assumed in connection with acquisitions	-	4,728
Issuance of common stock in connection with debt retirement	-	300
Issuance of common stock warrants in connection with a securities purchase agreement	-	2,333
Issuance of common stock in connection with debt issuance and loan fees	-	585
Issuance of common stock related to payment of director compensation	251	176
Issuance of common stock related to payment of employee compensation	172	199
Contingent liabilities incurred in connection with acquisition	-	749

See accompanying notes

Notes to Unaudited Consolidated Financial Statements

1. Description of the Business and Significant Accounting Policies

Description of the Business

ARI Network Services, Inc. (“ARI” or “the Company”) creates software-as-a-service (“SaaS”) and data-as-a-service (“DaaS”) solutions that help equipment manufacturers, distributors and dealers in selected vertical markets to Sell More Stuff!™ – online and in-store. We remove the complexity of selling and servicing new and used inventory, parts, garments, and accessories (”PG&A”) for customers in the outdoor power equipment (“OPE”), powersports, automotive tire and wheel (“ATW”), home medical equipment (“HME”), marine, recreational vehicle (“RV”) and appliances industries.  Our innovative products are powered by a proprietary library of enriched original equipment and aftermarket content that spans more than 469,000 models from over 1,400 manufacturers.  More than 22,000 equipment dealers, 195 distributors and 140 manufacturers worldwide leverage our web and eCatalog platforms to Sell More Stuff!™

We were incorporated in Wisconsin in 1981.  Our principal executive office and headquarters is located in Milwaukee, Wisconsin.  The office address is 10850 West Park Place, Suite 1200, Milwaukee, WI 53224, and our telephone number at that location is (414) 973-4300. Our principal website address is www.arinet.com.  ARI also maintains operations in Duluth, Minnesota; Cypress, California; Floyds Knobs, Indiana; and Leiden, The Netherlands.

Basis of Presentation

These consolidated financial statements include the financial statements of ARI and its wholly-owned subsidiary, ARI Europe B.V.  We eliminated all significant intercompany balances and transactions in consolidation.  Certain reclassifications were made to amounts previously reported in our financial statements in order to conform to the current presentation related to certain shared corporate overhead expenses which were reclassified between sales and marketing, customer operations and support, software development and technical support and general and administrative expenses. This had no impact on gross profit, total operating expenses or net income (loss). All adjustments that, in the opinion of management, are necessary for a fair presentation for the periods presented have been reflected as required by Regulation S-X, Rule 10-01.

Significant Accounting Policies

Our accounting policies are fully described in the footnotes to our Consolidated Financial Statements for the fiscal year ended July 31, 2013, which appear in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 29, 2013.  There were no material changes to our accounting policies during the nine months ended April 30, 2014.

Revenue Recognition

In accordance with Financial Accounting Standard 605-25 “Revenue from Multiple Element Arrangements”, revenues from subscription fees for use of our software, access to our catalog content, and software maintenance and support fees are all recognized ratably over the contractual term of the arrangement, as vendor specific objective evidence does not exist for these elements. ARI considers all arrangements with payment terms extending beyond 12 months not to be fixed or determinable and evaluates other arrangements with payment terms longer than normal to determine whether the arrangement is fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. Arrangements that include acceptance terms beyond the standard terms are not recognized until acceptance has occurred. If collectability is not considered probable, revenue is recognized when the fee is collected.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Types of services that are considered essential to software subscription arrangements include customizing complex features and functionality in a product’s base software code or developing complex interfaces within a customer’s environment. When professional services are considered essential to software license arrangements, the professional service revenue is recognized pursuant to contract accounting using the percentage-of-completion method with progress-to-completion measured based upon labor hours incurred. Professional services revenue for set-up and integration of hosted websites, or other services considered essential to the functionality of other elements of this type of arrangement, is amortized over the term of the contract. When professional services are not considered essential, the revenue allocable to the professional services is recognized as the services are performed.  When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made in the period the amount is determined.

Revenue for variable transaction fees, primarily for use of the shopping cart feature of our websites, is recognized as it is earned. Amounts received for shipping and handling fees are reflected in revenue.  Costs incurred for shipping and handling are reported in cost of revenue.

Amounts invoiced to customers prior to recognition as revenue, as discussed above, are reflected in the accompanying balance sheets as deferred revenue.

Trade Receivables, Credit Policy and Allowance for Doubtful Accounts

Trade receivables are uncollateralized customer obligations due on normal trade terms, most of which require payment within thirty (30) days from the invoice date.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of trade receivables is reduced by an allowance that reflects management’s best estimate of the amounts that will not be collected.  Management individually reviews receivable balances that exceed ninety (90) days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion of the balance that will not be collected.  The allowance for potential doubtful accounts is reflected as an offset to trade receivables in the accompanying balance sheets.

Capitalized and Purchased Software Product Costs

Certain software development and acquisition costs are capitalized when incurred. Capitalization of these costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the on-going assessment of recoverability of software costs require considerable judgment by management with respect to certain external factors, including, but not limited to, the determination of technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technologies.

The annual amortization of software products is the greater of the amount computed using: (a) the ratio that current gross revenue for the network or a software product bear to the total of current and anticipated future gross revenue for the network or a software product, or (b) the straight-line method over the estimated economic life of the product which currently runs from two to nine years. Amortization starts when the product is available for general release to customers.  The Company capitalizes costs of developing specific software enhancements on an on-going basis; all other software development and support expenditures are charged to expense in the period incurred.

Fair Value Assets and Liabilities

ARI uses the three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted market prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.  The asset’s or liability’s fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Common Stock Warrants

ARI has periodically issued common stock warrants in connection with debt and equity financing arrangements.  The terms of the agreements are assessed to determine whether the instrument qualifies as an equity arrangement or a debt arrangement.  Arrangements determined to be derivatives are recorded at fair value as liabilities on the balance sheet, with periodic gains and losses related to the change in fair value recorded to earnings on the Statements of Operations.  The Company recorded a gain related to the change in fair value of common stock warrants of $4,000 for the three months ended April 30, 2014 and a loss of $28,000 for the nine months ended April 30, 2014, compared to $0 for the three and nine months ended April 30, 2013.

Legal Provisions

ARI may be periodically involved in legal proceedings arising from contracts, patents or other matters in the normal course of business. We reserve for any material estimated losses if the outcome is probable and can be reasonably estimated.   We had no legal provisions for the three or nine months ended April 30, 2014 or 2013, respectively.

Deferred Loan Fees and Debt Discounts

Fees associated with securing debt are capitalized and included in prepaid and other and other long term assets on the balance sheets.  Stock issued as consideration for debt financing is recorded to debt discount, reducing the carrying amount of the debt on the balance sheets.  Deferred loan fees and debt discounts are amortized to interest expense over the life of the debt using the effective interest method.

Deferred Income Taxes

The tax effect of the temporary differences between the book and tax bases of assets and liabilities and the estimated future tax benefit from tax net operating loss carryforwards is reported as deferred tax assets and liabilities in the balance sheet. An assessment of the likelihood that net deferred tax assets will be realized from future taxable income is performed at each reporting date or when events or changes in circumstances indicate that there may be a change in the valuation allowance. Because the ultimate realizability of deferred tax assets is highly subject to the outcome of future events, the amount established as a valuation allowance is considered to be a significant estimate that is subject to change in the near term. To the extent a valuation allowance is established or there is a change in the allowance during a period, the change is reflected with a corresponding increase or decrease in the income tax provision in the Statements of Operations.

2. Basic and Diluted Net Income per Share

Basic net income per common share is computed by dividing net income by the basic weighted average number of common shares outstanding during the period.  Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period and reflects the potential dilution using the treasury stock method, which calculates the number of common shares that could be purchased at market price with the proceeds that would occur if all of the Company’s outstanding stock options and warrants that have a strike price below the market price were exercised.

The following table is a reconciliation of basic and diluted net income per common share for the periods indicated (in thousands, except per share data):

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013

Net income (loss)	$160	$(571)	$(276)	$(454)

Weighted-average common shares outstanding	13,394	10,548	13,235	9,055
Effect of dilutive stock options and warrants	396	-	-	-
Diluted weighted-average common shares outstanding	13,790	10,548	13,235	9,055

Earnings per share
Basic	$0.01	$(0.05)	$(0.02)	$(0.05)
Diluted	$0.01	$(0.05)	$(0.02)	$(0.05)

Options and warrants that could potentially dilute net income per share in the future that are not included in the computation of diluted net income per share, as their impact is anti-dilutive	200	2,531	1,520	2,531

3. Stock-based Compensation Plans

 Stock Option Plans

We used the Black-Scholes model to value stock options granted. Expected volatility is based on historical volatility of the Company’s stock. The expected life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual term of the options is based on the United States Treasury yields in effect at the time of grant.

As recognizing stock-based compensation expense is based on awards ultimately expected to vest, the amount of recognized expense has been reduced for estimated forfeitures based on the Company’s historical experience. Total stock compensation expense recognized by the Company was approximately $63,000 and $112,000 for the three and nine month periods ended April 30, 2014, respectively, and $42,000 and $127,000 for the same periods last year.  There was approximately $389,000 and $194,000 of total unrecognized compensation costs related to non-vested options granted under the Company’s stock option plans as of April 30, 2014 and 2013, respectively.  There were no capitalized stock-based compensation costs at April 30, 2014 or July 31, 2013.

The fair value of each option granted was estimated in the period of issuance using the assumptions in the following table for the three and nine months ended April 30, 2014 and 2013:

	Three months ended April 30			Nine months ended April 30
	2014	2013		2014	2013
Expected life (years)	5.07 years		n/a	5.07 years	10 years
Risk-free interest rate	1.5%		n/a	1.4%	1.7%
Expected volatility	70.6%		n/a	72.0%	130.5%
Expected forfeiture rate	27.2%		n/a	14.2%	-%
Expected dividend yield	-%		n/a	-%	-%
Weighted-average estimated
fair value of options granted
during the period	$1.94	$	n/a	$1.96	$1.25
Cash received from the exercise
of stock options	$95,755		$570	$244,792	$9,453

2000 Stock Option Plan

The Company’s 2000 Stock Option Plan (the “2000 Plan”) had 1,950,000 shares of common stock authorized for issuance.  Each incentive stock option that was granted under the 2000 Plan is exercisable for a period of not more than 10 years from the date of grant (five years in the case of a participant who is a 10% shareholder of the Company, unless the stock options are nonqualified), or such shorter period as determined by the Compensation Committee, and shall lapse upon the expiration of said period, or earlier upon termination of the participant’s employment with the Company. The 2000 Plan expired on December 13, 2010, at which time it was terminated except for outstanding options.  As a result, no new options may be granted under the 2000 Plan.

Changes in option shares under the 2000 Plan during the three and nine months ended April 30, 2014 and 2013 were as follows:

	Number of Options	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Period (Years)	Aggregate Intrinsic Value
Outstanding at 1/31/13	997,961	$1.41	4.72	$459,617
Granted	-	n/a	n/a	n/a
Exercised	(3,800)	0.15	n/a	n/a
Forfeited	(687)	0.92	n/a	n/a
Outstanding at 4/30/13	993,474	$1.41	4.49	$1,074,015
Exercisable at 4/30/13	918,074	$1.47	4.49	$937,800

Outstanding at 1/31/14	822,074	$1.55	3.21	$1,514,709
Granted	-	n/a	n/a	n/a
Exercised	(65,111)	1.44	n/a	n/a
Forfeited	(1,313)	1.40	n/a	n/a
Outstanding at 4/30/14	755,650	$1.56	3.12	$1,148,668
Exercisable at 4/30/14	754,276	$1.56	3.12	$1,145,224

	Number of Options	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Period (Years)	Aggregate Intrinsic Value
Outstanding at 7/31/12	1,099,769	$1.41	5.06	$105,849
Granted	-	n/a	n/a	n/a
Exercised	(16,600)	0.45	n/a	n/a
Forfeited	(89,695)	1.55	n/a	n/a
Outstanding at 4/30/13	993,474	$1.41	4.49	$1,074,015
Exercisable at 4/30/13	918,074	$1.47	4.49	$937,800

Outstanding at 7/31/13	986,786	$1.41	4.22	$1,564,296
Granted	-	n/a	n/a	n/a
Exercised	(212,611)	0.96	n/a	n/a
Forfeited	(18,525)	0.79	n/a	n/a
Outstanding at 4/30/14	755,650	$1.56	3.12	$1,148,668
Exercisable at 4/30/14	754,276	$1.56	3.12	$1,145,224

The range of exercise prices for options outstanding under the 2000 Plan was $0.49 to $2.74 at April 30, 2014 and 2013.

Changes in the 2000 Plan's non-vested option shares included in the outstanding shares above during the three and nine months ended April 30, 2014 and 2013 were as follows:

	Number of Options	Wtd. Avg. Exercise Price
Non-vested at 1/31/13	75,587	$0.68
Granted	-	n/a
Vested	-	n/a
Forfeited	(187)	0.92
Non-vested at 4/30/13	75,400	$0.68

Non-vested at 1/31/14	1,374	$0.57
Granted	-	n/a
Vested	-	n/a
Forfeited	-	n/a
Non-vested at 4/30/14	1,374	$0.57

	Number of Options	Wtd. Avg. Exercise Price
Non-vested at 7/31/12	78,087	$0.69
Granted	-	n/a
Vested	-	n/a
Forfeited	(2,687)	0.73
Non-vested at 4/30/13	75,400	$0.68

Non-vested at 7/31/13	27,461	$0.64
Granted	-	n/a
Vested	(12,500)	0.67
Forfeited	(13,587)	0.63
Non-vested at 4/30/14	1,374	$0.57

The weighted average remaining vesting period was .25 and .63 years at April 30, 2014 and 2013, respectively.

2010 Equity Incentive Plan

The Board of Directors adopted the ARI Network Services, Inc. 2010 Equity Incentive Plan (as amended, the “2010 Plan”) on November 9, 2010, and the plan was approved by the Company's shareholders in December 2010, and amendments to the 2010 Plan were approved by the Company’s shareholders in January 2014.  The 2010 Plan is the successor to the Company’s 2000 Plan.  There are 1,850,000 shares of Company common stock authorized for issuance under the 2010 Plan.  Potential awards under the 2010 Plan include incentive stock options (“ISOs’’) and non-statutory stock options (“NSOs”), shares of restricted stock or restricted stock units, stock appreciation rights (“SARs), and shares of common stock.  Up to 1,525,000 of the shares authorized for issuance under the 2010 Plan may be used for common stock restricted stock or restricted stock unit awards.

The exercise price for options and stock appreciation rights under the 2010 Plan cannot be less than 100% of the fair market value of the Company’s common stock on the date of grant, and the exercise prices for options and stock appreciation rights cannot be repriced without shareholder approval, except to reflect changes to the capital structure of the Company as described in the 2010 Plan.  The maximum term of options and stock appreciation rights under the 2010 Plan is ten (10) years.  The 2010 Plan does not have liberal share counting provisions (such as provisions that would permit shares withheld for payment of taxes or the exercise price of stock options to be re-granted under the plan.

Changes in option shares under the 2010 Plan during the three and nine months ended April 30, 2014 and 2013 were as follows:

	Number of Options	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Period (Years)	Aggregate Intrinsic Value
Outstanding at 1/31/13	449,335	$1.17	9.11	$284,393
Granted	-	n/a	n/a	n/a
Exercised	-	n/a	n/a	n/a
Forfeited	(42,000)	0.80	n/a	n/a
Outstanding at 4/30/13	407,335	$1.20	8.91	$523,647
Exercisable at 4/30/13	111,210	$1.09	8.91	$156,031

Outstanding at 1/31/14	426,085	$1.76	8.67	$693,641
Granted	106,666	3.29	n/a	n/a
Exercised	(1,750)	1.11	n/a	n/a
Forfeited	(375)	0.66	n/a	n/a
Outstanding at 4/30/14	530,626	$2.07	8.72	$573,095
Exercisable at 4/30/14	176,690	$1.29	7.83	$315,654

	Number of Options	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Period (Years)	Aggregate Intrinsic Value
Outstanding at 7/31/12	310,667	$1.10	9.28	$41,962
Granted	145,668	1.29	n/a	n/a
Exercised	(3,000)	0.66	n/a	n/a
Forfeited	(46,000)	0.79	n/a	n/a
Outstanding at 4/30/13	407,335	$1.20	8.91	$523,647
Exercisable at 4/30/13	111,210	$1.09	8.91	$156,031

Outstanding at 7/31/13	394,460	$1.25	8.70	$691,485
Granted	206,666	3.27	n/a	n/a
Exercised	(46,750)	0.89	n/a	n/a
Forfeited	(23,750)	1.09	n/a	n/a
Outstanding at 4/30/14	530,626	$2.07	8.72	$573,095
Exercisable at 4/30/14	176,690	$1.29	7.83	$315,654

The range of exercise prices for options outstanding under the 2010 Plan was $.58 to $3.30 and $0.58 to $1.75 at April 30, 2014 and 2013, respectively.

Changes in the 2010 Plan's non-vested option shares included in the outstanding shares above during the three and nine months ended April 30, 2014 and 2013 were as follows:

	Number of Options	Wtd. Avg. Exercise Price
Non-vested at 1/31/13	337,875	$1.19
Granted	-	n/a
Vested	-	n/a
Forfeited	(41,750)	0.81
Non-vested at 4/30/13	296,125	$1.25

Non-vested at 1/31/14	247,645	$2.10
Granted	106,666	3.29
Vested	-	n/a
Forfeited	(375)	0.66
Non-vested at 4/30/14	353,936	$2.46

	Number of Options	Wtd. Avg. Exercise Price
Non-vested at 7/31/12	192,707	$1.12
Granted	145,668	1.29
Vested	-	-
Forfeited	(42,250)	0.80
Non-vested at 4/30/13	296,125	$1.25

Non-vested at 7/31/13	177,145	$1.25
Granted	206,666	3.27
Vested	(15,000)	0.84
Forfeited	(14,875)	0.84
Non-vested at 4/30/14	353,936	$2.46

The weighted average remaining vesting period was 1.43 and 1.31 years at April 30, 2014 and 2013, respectively.

Employee Stock Purchase Plan

The Company’s 2000 Employee Stock Purchase Plan, as amended, (“ESPP”) has 575,000 shares of common stock reserved for issuance, of which 224,955 and 200,311 of the shares have been issued as of April 30, 2014 and July 31, 2013, respectively.  All employees with at least six months of service are eligible to participate. Shares may be purchased at the end of a specified period at the lower of 85% of the market value at the beginning or end of the specified period through accumulation of payroll deductions, not to exceed 5,000 shares per employee per year.

Long-Term Executive Bonus Plan

The Compensation Committee adopted the Long-Term Executive Bonus Plan (“LTEB”) for eligible executive officers of the Company effective beginning in fiscal 2013.  The amount of the awards will be determined after the close of the fiscal year based on subjective and performance criteria. Except as otherwise provided by the Compensation Committee, awards will consist of (i) restricted stock based on a percentage of base salary and the number of shares granted will be based upon the closing price of the shares at the time the Committee determines the amount of the Award, which will be the same as the grant date of the restricted stock and (ii) cash, to cover the minimum withholding taxes on the Award. The restricted stock is granted under the 2010 Plan and vests in four installments, beginning on the date of grant and the next three anniversaries of the date of grant.  Awards under the LTEB are expensed over the requisite service period plus the vesting period.  The Company expensed approximately $23,000 and $123,000 for the three and nine months, respectively, ended April 30, 2014 and $0 for the three and nine months ended April 30, 2013 related to the LTEB.  A portion of this expense relates to the amortization of restricted shares issued and expensed over their vesting period (described below) and a portion relates to bonus expense accrued, but unissued, recognized over the requisite service period.

Restricted Stock

Pursuant to the 2010 Plan, there are 1,525,000 shares authorized for issuance in the form of shares of common stock, restricted stock or restricted stock units.  The Company grants restricted stock to its directors as an annual retainer, its officers under the LTEB and from time to time to directors, officers or employees as discretionary compensation in place of cash.  The Company recognized compensation expense of $104,000 and $217,000 for the three and nine months ended April 30, 2014 and $67,000 and $316,000 for the three and nine months ended April 30, 2013, respectively, related to restricted stock expensed over the vesting period.

The Compensation Committee has the ability, at its discretion, to grant restricted stock based on subjective factors as the Compensation Committee may deem appropriate, and granted 18,000 of restricted shares with a market price of $1.25 on the date of grant, valued at $22,000, in October 2012 as a discretionary bonus. 9,000 shares vested in October 2013 and the remaining 9,000 shares vest equally in October 2014 and October 2015.  In connection with this grant, the Company expensed $2,000 and $6,000 during the three and nine months ended April 30, 2014 and $2,000 and $6,000 during the three and nine months ended April 30, 2013.

Changes in restricted shares of common stock under the 2010 Plan were as follows:

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013
Beginning balance	133,260	85,500	85,500	-
Granted	5,288	50,525	129,548	229,609
Vested	-	(50,525)	(76,500)	(144,109)
Forfeited	-	-	-	-
Ending balance	138,548	85,500	138,548	85,500

4. Business Combinations

On November 1, 2013, the Company acquired substantially all of the assets of DUO Web Solutions (“DUO”) pursuant to an Asset Purchase Agreement dated November 1, 2013.  DUO was a leading provider of social media and online marketing services for the powersports industry, which is in line with the Company’s strategy to grow the digital marketing services side of the business.  The Company determined that the DUO assets acquired did not constitute a business that is “significant” as defined in the applicable SEC regulations, nor did it have a material impact on the Company’s financial statements.

On November 28, 2012, the Company, through a wholly-owned subsidiary, completed the acquisition of the assets of the Retail Services Division of Fifty Below Sales & Marketing, Inc. (“50 Below”), a leading provider of eCommerce websites in the powersports, ATW and HME industries for a purchase price of $5,000,000 and the assumption of contracts having deferred revenue (ongoing service requirements for which ARI will not receive payment) valued in the amount of $4,601,000.

The following tables show the allocation of the purchase price (in thousands):

Purchase
Price
Cash	$1,500
Financed by note payable	3,500
Assumed liabilities	4,601
Purchase Price	$9,601

Purchase
Allocation
Prepaid expenses	$9
Furniture and equipment	106
Developed technology	950
Tradenames	130
Customer Relationships	2,180
Goodwill	6,226
Purchase Price Allocation	$9,601

Intangible assets include the fair value of tradenames with a useful life of 2 years and customer relationships with a useful life of 15 years.  Goodwill of $6,226,000 represents the additional benefits provided to the Company by the acquisition of 50 Below through operational synergies.  The acquisition of 50 Below increased the Company’s portfolio of equipment dealer websites by 230% and is expected to accelerate ARI’s opportunity to drive organic growth through the cross‐selling of new products.  It also provided entry into new, potentially high growth markets, including ATW and HME.  The combined customer benefits and operational efficiencies are expected to result in a stronger organization that can create more value for its customers, employees and shareholders than the sum of the stand‐alone business units.  The Company acquired approximately $7 million of tax deductible goodwill related to the 50 Below acquisition.

The following unaudited results of operations for the three and nine months ended April 30, 2014 and the three months ended April 30, 2013 reflect the actual results of the Company, which include the results of the 50 Below operation for the entire period. The unaudited pro forma information for the nine months ended April 30, 2013 reflects the historical results of operations of both companies, with pro forma adjustments as if the acquisition had occurred on August 1, 2012.  The unaudited pro forma financial information presented is for information purposes only and does not purport to represent what the Company's and 50 Below's financial position or results of operations would have been had the acquisition in fact occurred on such date or at the beginning of the period indicated, nor does it project the Company's and 50 Below's financial position or results of operations for any future date or period.

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013
Revenue	$8,176	$8,228	$24,471	$24,850
Net income (loss)	$160	$(571)	$(276)	$(323)

Net income (loss) per common share:
Basic	$0.01	$(0.05)	$(0.02)	$(0.04)
Diluted	$0.01	$(0.05)	$(0.02)	$(0.04)

Pro forma adjustments to net income include amortization costs related to internally developed technology and intangible assets, acquisition-related professional fees, interest expense on the debt incurred to acquire the assets of 50 Below and the related debt discount, and the tax effect of the historical 50 Below results of operations and the pro forma adjustments at an estimated tax rate of 40% as follows:

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013
Amortization of internally developed technology	$-	$-	$-	$35
Amortization of intangible assets	-	-	-	68
Acquisition-related professional fees	-	-	-	(790)
Interest expense	-	-	-	172
Income tax benefit	-	-	-	(439)

On August 17, 2012, the Company acquired substantially all of the assets of Ready2Ride, Incorporated (“Ready2Ride”) pursuant to an Asset Purchase Agreement dated August 17, 2012.  Ready2Ride was a marketer of aftermarket fitment data to the powersports industry, which furthered ARI’s differentiated content strategy and expanded ARI’s product offerings into aftermarket PG&A.

Consideration for the acquisition included $500,000 in cash, 100,000 shares of the Company’s common stock, assumed liabilities totaling approximately $419,000,  a contingent hold-back purchase price of up to $250,000 and a contingent earn-out purchase price ranging from, in aggregate, $0 to $1,500,000.

On October 22, 2013, the Company amended the Asset Purchase Agreement in relation to the earn-out payments as follows: (i) the first earn-out payment was composed of $125,000 paid in October 2013 and 10,000 shares of common stock issued in November 2013; (ii) the second earn-out payment is composed of $125,000 and 15,000 shares of common stock payable in September 2014; and (iii) the third earn-out payment is composed of $125,000 and 15,000 shares of common stock payable in September 2015.

The contingent earn-out payable was initially measured at fair value on a recurring basis calculated using the present value of future estimated revenue over the next three years, which was originally estimated at $500,000.  Prior to the amendment, because the contingent earn-out payable had no comparable market data or significant observable inputs to determine fair value, it was classified as a Level 3 measurement.  Because the amended Asset Purchase Agreement defines the future payments based on cash and Company stock actively traded, and the payments are no longer contingent on future events, the earn-out is now classified as a Level 1 fair value measurement.  Unrealized gains and losses for changes in fair value are recognized in earnings.

The following table shows changes in the estimated holdback and earn-out payable (in thousands):

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013
Beginning balance	$455	$825	$721	$-
Original fair value of holdback and earn-out payable	-	-	-	749
Payments made	-	-	(283)	-
Imputed interest recognized	17	37	60	113
Gain on change in fair market value	-	-	(26)	-
Ending Balance	$472	$862	$472	$862

The balance of the holdback and the earn-out payable includes $301,000 and $303,000 in current portion of earn-out payable and $171,000 and $418,000 in long-term portion of earn-out payable on the unaudited balance sheet at April 30, 2014 and July 31, 2013, respectively, with estimated payments as follows (in thousands):

Holdback and
Earn-out
Year Ending July 31,	Payable

2014	$-
2015	315
2016	190
Total estimated payments	505
Less imputed interest	(33)
Present value of holdback and earn-out payable	$472

The following tables show the estimated fair value and the allocation of the purchase price (in thousands):

Purchase
Price
Cash- net	$478
Assumed liabilities	419
Holdback	250
Earnout	500
Common Stock	101
Purchase Price	$1,748

Purchase
Price
Allocation
Accounts receivable	$43
Furniture and equipment	12
Unearned revenue	(86)
Developed technology	366
Customer Relationships	880
Goodwill	533
Purchase Price Allocation	$1,748

Intangible assets consist primarily of customer contracts and relationships with an estimated useful life of 16 years.  Goodwill consists of operating synergies, vendor relationships, new sales territories and industries.  The Company determined that the Ready2Ride assets acquired as described above did not constitute a business that is “significant” as defined in the applicable SEC regulations.

The results of operations related to the 50 Below, Ready2Ride and DUO acquisitions since the date of acquisition are included in the consolidated statements of income for the periods presented.  It is impracticable to segregate this information as the acquired businesses have been integrated into the operations of ARI and are no longer readily identifiable.

5. Disposition of a Component of an Entity

On March 1, 2011, the Company entered into an Asset Purchase Agreement (the “Agreement”) with Globalrange Corporation (“Globalrange”).  Under the terms of the Agreement, the Company sold to Globalrange certain rights and assets relating to our electronic data interchange business for the agricultural chemicals industry (the “AgChem EDI Business”).  Because the AgChem EDI Business was not a separate entity or reportable segment, the transaction was recorded as a disposition of a component of an entity.

As part of the purchase price for the AgChem EDI Business, Globalrange agreed to assume certain liabilities of ARI relating to the AgChem EDI Business, primarily consisting of unearned revenue (as defined in the Agreement).  Globalrange will make earn-out payments to ARI annually over a four-year period following the closing date, with an initial pre-payment of $80,000.  The amounts of such earn-out payments are determined based on collections received by Globalrange relating to the AgChem EDI Business during such period, and will be subject to a floor and cap, in accordance with the terms of the Agreement.

The contingent earn-out receivable is measured at fair value on a recurring basis calculated using the present value of future estimated revenue over the next three years. Unrealized gains and losses for changes in fair value are recognized in earnings. Because the contingent earn-out receivable has no comparable market data or significant observable inputs to determine fair value, it is classified as a Level 3 measurement.  The primary factors used to determine the fair value include: (i) the estimated future revenue related to the business recognized by the buyer over the next three years; and (ii) the estimated risk free interest rate of a market participant.  Increases in the estimated future revenue related to the business sold, which has the most impact on the fair value of the contingent earn-out receivable, would cause the fair value of the earn-out to increase.

The amount of the earn-out receivable was originally estimated at $580,000 less an imputed discount of $97,000, based on the present value of the estimated earn-out payments, discounted at 14%, which was the prevailing rate of interest charged on the Company’s debt at the time of the sale.  The discount is amortized to interest income, which is included in other income on the consolidated statements of income, over the life of the earn-out.

An assessment of the expected future cash flows of the earn-out receivable is performed annually in the third fiscal quarter based on historical receipts over the previous twelve-month period.  Changes in estimate and cash received in excess of expected cash receipts are recorded as a gain or loss in other expense (income).  The Company assessed the fair value of the expected future cash flows of the earn-out receivable and had no change in estimated fair value for the three and nine months ended April 30, 2014, and recorded a gain related to the change in estimated fair value of the earn-out receivable of $26,000 for the three and nine months ended April 30, 2013.

The remaining earn-out receivable is composed of $70,000 included in prepaid expenses and other on the unaudited balance sheet at April 30, 2014, with estimated receivables as follows (in thousands):

Year Ending July 31,

2014	$26
2015	51
Total estimated payments	77
Less imputed interest	(7)
Present value of earn-out receivable	$70

The following table shows changes in the earn-out receivable during the three and nine months ended April 30, 2014 and 2013 respectively (in thousands):

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013
Beginning balance	$131	$132	$160	$218
Net receipts	(65)	(45)	(102)	(147)
Imputed interest recognized	4	5	12	21
Change in estimate	-	64	-	64
Ending balance	$70	$156	$70	$156

6.  Other Intangible Assets

Amortizable intangible assets include customer relationships, trade names and employee non-compete agreements associated with the Company’s acquisitions.

Amortizable intangible assets are composed of the following at April 30, 2014 and 2013 (in thousands):

	Three months ended April 30, 2013			Nine months ended April 30, 2013			Wgtd avg
	Cost	Accumulated	Net	Cost	Accumulated	Net	remaining
Customer Relationships	Basis	Amortization	Value	Basis	Amortization	Value	life
Beginning Balance	$7,064	$(2,853)	$4,211	$4,004	$(2,654)	$1,350
Activity	-	(115)	(115)	3,060	(314)	2,746
Ending Balance	$7,064	$(2,968)	$4,096	$7,064	$(2,968)	$4,096	11.79

Trade Names
Beginning Balance	$383	$(200)	$183	$253	$(164)	$89
Activity	-	(30)	(30)	130	(66)	64
Ending Balance	$383	$(230)	$153	$383	$(230)	$153	1.4

Total Intangibles
Beginning Balance	$7,447	$(3,053)	$4,394	$4,257	$(2,818)	$1,439
Activity	-	(145)	(145)	3,190	(380)	2,810
Ending Balance	$7,447	$(3,198)	$4,249	$7,447	$(3,198)	$4,249	11.42

	Three months ended April 30, 2014			Nine months ended April 30, 2014			Wgtd avg
	Cost	Accumulated	Net	Cost	Accumulated	Net	remaining
Customer Relationships	Basis	Amortization	Value	Basis	Amortization	Value	life
Beginning Balance	$7,174	$(3,340)	$3,834	$7,064	$(3,090)	$3,974
Activity	-	(128)	(128)	110	(378)	(268)
Ending Balance	$7,174	$(3,468)	$3,706	$7,174	$(3,468)	$3,706	11.05

Trade Names
Beginning Balance	$383	$(316)	$67	$383	$(258)	$125
Activity	-	(29)	(29)	-	(87)	(87)
Ending Balance	$383	$(345)	$38	$383	$(345)	$38	0.48

Total Intangibles
Beginning Balance	$7,557	$(3,656)	$3,901	$7,447	$(3,348)	$4,099
Activity	-	(157)	(157)	110	(465)	(355)
Ending Balance	$7,557	$(3,813)	$3,744	$7,557	$(3,813)	$3,744	10.87

The estimated amortization expense related to intangible assets by fiscal year at April 30, 2014 is as follows (in thousands):

2014	$132
2015	518
2016	497
2017	426
2018	213
Thereafter	1,958
$3,744

7. Debt

Silicon Valley Bank

On April 26, 2013, the Company entered into a Loan and Security Agreement (the “Agreement”) with Silicon Valley Bank (“SVB”), pursuant to which SVB extended to the Company credit facilities consisting of a $3,000,000 revolving credit facility with a maturity date of April 26, 2015 and a $4,500,000 term loan with a maturity date of April 26, 2018.  The Agreement replaced the Company’s Loan and Security Agreement with Fifth Third Bank, which is described below.

The term loan and any loans made under the SVB revolving credit facility accrue interest at a per annum rate equal to one or more of the following as may be selected by SVB:  (a) the one, two or three-month LIBOR Rate (as defined in the Agreement, subject to a floor of 1.00%), plus the Applicable Margin for LIBOR Loans set forth in the chart below, determined based on the most recent Senior Leverage Ratio, defined as total senior indebtedness to earnings before interest, taxes, depreciation and amortization (“EBITDA”), calculated by SVB on a quarterly basis (the “Senior Leverage Ratio”); or (b) the Prime rate plus the Applicable Margin for Prime Rate Loans set forth in the chart below determined based on the Senior Leverage Ratio (effective rate of 3.75% at April 30, 2014).

Senior Leverage	Applicable Margin	Applicable Margin
Ratio	for LIBOR Loans	for Prime Rate Loans

>= 1.75 to 1.0:	3.25%	1.00%
> 1.25 to 1.00 but <1.75 to 1.00:	3.00%	0.75%
<= 1.25 to 1.00:	2.75%	0.50%

Principal in respect of any loans made under the revolving facility is required to be paid in its entirety on or before April 26, 2015.  Principal in respect of the term loan is required to be paid in quarterly installments on the first day of each fiscal quarter of the Company as follows:  $112,500 commencing on August 1, 2013 through May 1, 2014; $168,750 commencing on August 1, 2014 through May 1, 2015; and $281,250 commencing on August 1, 2015 through February 1, 2018.  All remaining principal in respect of the term loan is due and payable on April 26, 2018.  The Company is permitted to prepay all of, but not less than all of, the outstanding principal amount of the term loan upon certain notice to SVB and, in certain circumstances, the payment of a prepayment penalty of up to $90,000.

The Agreement contains covenants that restrict, among other things and subject to certain conditions, the ability of the Company to permit a change of control, incur debt, create liens on its assets, make certain investments, enter into merger or acquisition transactions and make distributions to its shareholders. Financial covenants include the maintenance of a minimum Senior Leverage Ratio equal to or less than 2.00 to 1.00, and the maintenance of a Fixed Charge Coverage Ratio (as defined in the Agreement) equal to or greater than 1.25 to 1.00. The Agreement also contains customary events of default that, if triggered, could result in an acceleration of the Company’s obligations under the Agreement.  The loans are secured by a first priority security interest in substantially all assets of the Company. The Company was in compliance with its debt covenants at April 30, 2014.

Fifth Third Bank

On July 27, 2011, the Company entered into a Loan and Security Agreement (the “Loan and Security Agreement”) with Fifth Third Bank (“Fifth Third”).  Pursuant to the terms of the Loan and Security Agreement, Fifth Third extended to the Company credit facilities consisting of a $1,500,000 revolving credit facility (the “Revolving Loan”) and a $5,000,000 term loan facility (the “Term Loan” and, together with the Revolving Loan, the “Credit Facilities”).

On August 17, 2012, the Credit Facilities were amended to increase the principal amount of the Term Loan by $1,000,000, and extend the maturity date to December 15, 2014. Each of the Credit Facilities bore interest at a rate based on the one, two, three or six month LIBOR (as selected by the Company on the last business day of each month) plus 4.0%

On November 28, 2012 the Credit Facilities were further amended to waive the provisions of the Agreement that would prohibit ARI’s acquisition of 50 Below and the financing of $3,500,000 of the acquisition with a secured subordinated promissory note in the same amount.  Under the amendment, Fifth Third consented to the acquisition of the 50 Below assets and the related transactions and provided waivers of certain provisions of the Credit Facilities, subject to certain terms and conditions.  Such terms and conditions included, among others:  (i) amendments to the fixed charge coverage ratio and senior leverage (maximum senior funded debt to EBITDA) ratio financial covenants; (ii) the addition of a maximum total funded debt to EBITDA ratio financial covenant; (iii) amendment of the revolving loan and term loan maturity dates from July 27, 2014 to December 15, 2013; and (iv) other customary terms and conditions.

On March 8, 2013, the Company entered into the Third Amendment to the Loan and Security Agreement.  The Third Amendment was intended for the following purposes:  (i) to amend the definition of EBITDA to permit adjustments for certain non-recurring transaction expenses and certain other non-cash expenses; (ii) to amend the required fixed charge coverage ratio for the rolling four fiscal quarter period ending April 30, 2013 to 0.90 x and 1.00 x, respectively; (iii) to restrict the Company’s ability to enter into certain transactions without the prior written consent of Fifth Third, including, without limitation, certain change in control transactions, reclassifications, reorganizations and recapitalizations of the Company’s Common Stock; and (iv) to permit the Company to use the net cash proceeds from an equity raise transaction in excess of $1,500,000 for working capital or to prepay the outstanding principal balance under other debt obligations described below.  The Loan Agreement Amendment also contained Fifth Third Bank’s consent to the Company raising additional capital by selling and issuing additional equity securities, and waivers by Fifth Third of the provisions of the Loan and Security Agreement that would otherwise have prohibited such a transaction, subject to certain terms and conditions.  All amounts owed under the Loan and Security Agreement were paid in full as of April 26, 2013 in connection with the Company’s entry into the Agreement with SVB, as described above.

Sifen Note

On November 28, 2012, the Company issued a Secured Non-Negotiable Subordinated Promissory Note (the “Sifen Note”) to Michael D. Sifen, Inc. (the “Holder”), an affiliate of an existing shareholder of the Company, in aggregate principal amount of $3,500,000, the proceeds of which were used to partially fund the 50 Below acquisition.  Interest accrued on the outstanding unpaid principal under the Sifen Note at a rate of 10.0% per annum.  Accrued interest only was payable quarterly commencing on February 28, 2013 and continuing until May 28, 2016, at which time all accrued interest and outstanding principal would be due and payable in full.  As partial consideration for the Sifen Note, the Company issued 440,000 shares of the Company’s common stock to the Holder valued at approximately $585,000, which was recorded as a reduction to long-term debt and was being amortized to interest expense over the life of the note.  A portion of the outstanding balance on the Sifen Note was retired in March 2013 in connection with the Holder’s acquisition of Company common stock under the Securities Purchase Agreement, described in Note 9, and the remaining balance on the Sifen Note was paid in full as of April 26, 2013.

In the third quarter of fiscal 2013, the Company recognized a loss on the early extinguishment of primarily the Sifen Note and Fifth Third Bank debt totaling $682,000 related to unamortized deferred loan fees and debt discount.

The following table sets forth certain information related to the Company’s long-term debt, derived from our unaudited balance sheet as of April 30, 2014 and audited balance sheet as of July 31, 2013 (in thousands):

	April 30	July 31
	2014	2013
Long-term debt	$4,163	$4,500
Less current maturities	(619)	(450)
Long-term debt, non-current	$3,544	$4,050

Minimum principal payments due on the Term Loan are as follows for the fiscal years ending (in thousands):

2014	$113
2015	675
2016	1,125
2017	1,125
2018	1,125
$4,163

8. Income Taxes

The unaudited provision for income taxes for the three and nine months ended April 30, 2014 and 2013 is composed of the following (in thousands):

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013
Current:
Federal	$-	$(28)	$-	$(49)
State	(8)	(6)	(14)	(42)
Change in valuation allowance	-	387	32	1,328
Deferred, net	(145)	385	(29)	210
Income tax benefit (expense)	$(153)	$738	$(11)	$1,447

The provision for income taxes is based on taxes payable under currently enacted tax laws and an analysis of temporary differences between the book and tax bases of the Company’s assets and liabilities, including various accruals, allowances, depreciation and amortization, and does not represent current taxes due.  The tax effect of these temporary differences and the estimated future benefit from tax net operating loss carryforwards are reported as deferred tax assets and liabilities in the balance sheet.  We have unused net operating loss carry forwards ("NOLs") for federal income tax purposes, and as a result, we generally only incur alternative minimum taxes at the federal level.

As of April 30, 2014, the Company had accumulated net operating loss carryforwards for federal and state tax purposes of approximately $6,828,000 and $3,772,000, respectively, which expire as follows (in thousands):

Year ended July 31, *	Federal	State
2014	$-	$435
2015	-	3,258
2019	-	4
2020	5,878	-
2024	4	-
2025	-	75
2030	946	-
	$6,828	$3,772

* Years not shown have no amounts that expire

.

A detailed assessment is performed semi-annually or when events occur that would warrant an assessment of the likelihood that the Company’s net deferred tax assets will be realized from future taxable income.  To the extent management believes it is more likely than not that some portion, or all, of the deferred tax assets will not be realized, a valuation allowance is established.  This assessment is based on all available evidence, both positive and negative, in evaluating the likelihood of realizability.  Issues considered in the assessment include future reversals of existing taxable temporary differences, estimates of future taxable income (exclusive of reversing temporary differences and carryforwards) and prudent tax planning strategies available in future periods.  Because the ultimate realizability of deferred tax assets is highly subject to the outcome of future events, the amount established as a valuation allowance is considered to be a significant estimate that is subject to change in the near term.  To the extent a valuation allowance is established or there is a change in the allowance during a period, the change is reflected with a corresponding increase or decrease in the tax provision in the Consolidated Statements of Operations.

The Company recorded a benefit related to a net change in estimate on our valuation allowance of approximately $0 and $32,000 or $0.00 per basic and diluted share during the three and nine months ended April 30, 2014, respectively, and a benefit of $387,000 and $1,328,000 or $0.04 and $0.15 per basic and diluted share, during the three month and nine months ended April 30, 2013, respectively, as a result of our evaluation of the likelihood that our net deferred tax assets will be realized from future taxable income.  Our remaining valuation allowance against deferred tax assets was approximately $184,000 at April 30, 2014, which primarily relates to state NOLs expected to expire in fiscal 2014 through 2015.

A reconciliation between income tax expense and income taxes computed by applying the statutory federal income tax rate of 34% and a state rate of approximately 3% to U.S. based income before income taxes is as follows (in thousands):

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013
Computed income taxes at 37%	$(143)	$454	$11	$611
Permanent items	(24)	(12)	(56)	(33)
Change in estimated valuation allowance	-	388	32	1,328
Other	14	(92)	2	(459)
Income tax (expense) benefit	$(153)	$738	$(11)	$1,447

We perform an evaluation of uncertain tax positions as a component of income tax expense on an annual basis.  We determined that ARI did not have any significant risk related to income tax expense and therefore no amounts were reserved for uncertain tax positions as of April 30, 2014 and 2013.  We will accrue and recognize interest and penalties related to uncertain tax positions as a component of income tax expense if it becomes necessary.  Fiscal years subsequent to 2009 remain open and subject to examination by state tax jurisdictions and the United States federal tax authorities.

9.   Stockholders’ Equity

During the nine months ended April 30, 2014, the Company issued 154,192 shares of common stock with a fair market value of $455,000 related to director and employee compensation, 50,000 shares with a fair market value of $164,000 related to acquisitions and 259,361 shares related to the exercise of stock options with exercise proceeds of $237,000.

During the nine months ended April 30, 2013, the Company issued 464,967 shares of common stock with a fair market value of $623,000 related to debt financing, 3,200,000 shares of common stock with a fair market value of $4,349,000 related to a PIPE offering, 233,604 shares of common stock with a fair market value of $392,000 related to director and employee compensation, 100,000 shares with a fair market value of $101,000 related to acquisitions and 19,600 shares related to the exercise of stock options with exercise proceeds of $11,000.

On March 12, 2013, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional and accredited investors (the “Purchasers”) whereby the Company agreed to sell and the Purchasers agreed to purchase (1) an aggregate of 3,200,000 shares (the “Shares”) of the Company’s common stock for an amount equal to a per share purchase price of $1.50, and (2) warrants (the “Warrants”) to purchase an aggregate of 1,066,667 shares of common stock (the “Warrant Shares”).  The Warrants, which were issued pursuant to Common Stock Purchase Warrant agreements dated March 15, 2013 (the “Warrant Agreements”), were exercisable immediately upon issuance (with certain exceptions) at an exercise price of $2.00 per share.  Outstanding Warrants will expire on March 15, 2018.  In addition to such issuances, on March 15, 2013, the Company issued a warrant to purchase in the aggregate 64,000 shares of common stock to Ascendiant Capital Partners, LLC and an Ascendiant Affiliate (“Ascendiant”) on the same terms as the Warrant Agreements described above pursuant to the terms of the Company’s placement agency arrangement with Ascendiant.

In connection with the transaction, the Company received gross cash proceeds of $4,500,000 and retirement of $300,000 of indebtedness under the Sifen Note.  The transactions contemplated by the Purchase Agreement, including the issuance of the Shares and the Warrants, were completed on March 15, 2013.

On July 26, 2013 and July 29, 2013, the Warrant Agreements between the Company and the holders of 916,667 of the Warrants were amended to temporarily reduce the exercise price of the Warrants from $2.00 per share to $1.80 per share through the close of business on July 30, 2013.  All 916,667 of the amended Warrants were exercised at $1.80 per share on July 30, 2013. There were 214,000 Warrants outstanding with a strike price of $2.00 per share and a fair value of $282,000 and $254,000, classified as common stock warrants at fair value on the balance sheet at April 30, 2014 and July 31, 2013, respectively.

Fair Value of Warrants

The Warrant Agreements include a down-round protection feature which reduces the strike price of the Warrants from $2.00 to $1.50 if there is a private placement for less than the $2.00 strike price, which resulted in the Warrants being treated as a derivative instrument. The Warrants are recorded as a liability on the balance sheet at fair value.  Changes in fair value are recorded to gain or loss on change in fair value of stock warrants on the statements of operations.  The down-round protection feature expires on June 20, 2014, at which time the remaining balance of Warrants outstanding will no longer have a derivative feature and will be reclassified to equity.

Because the Warrants had no comparable market data to determine fair value, the Company hired an independent valuation firm to do an initial valuation of the Warrants at the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date using an open form simulation model.  The primary factors used to determine the fair value include: (i) the fair value of the Company’s common stock; (ii) the volatility of the Company’s common stock; (iii) the risk free interest rate; (iv) the estimated likelihood and timing of exercise; and (v) the estimated likelihood and timing of a future financing arrangement.  Increases in the market value of the Company’s common stock and volatility, which had the most impact on the fair value of the Warrants, caused the fair value of the Warrants to increase.  Because of the significant unobservable inputs used to calculate fair value, the Warrants were classified as Level 3 measurements.

The Warrants were measured at fair value on a recurring basis. Unrealized gains and losses on items measured at fair value were recognized in earnings.  We incurred a gain of $4,000 and a loss of $28,000 for the three and nine months ended April 30, 2014 related to the Warrants primarily as a result of fluctuations in the market value of the Company’s common stock.  The following table shows changes to the Warrants during the three months ended April 30, 2014 (in thousands):

Fair value measurements using:	Level 1 inputs: quoted prices in active markets for identical assets	Level 2 inputs: significant other observable inputs	Level 3 inputs: significant unobservable inputs
Balance 7/31/13	$-	$-	$254
Unrealized loss	-	-	22
Balance 10/31/13	$-	$-	$276
Unrealized loss	-	-	10
Balance 1/31/14	$-	$-	$286
Unrealized loss			(4)
Balance 4/30/14	$-	$-	$282

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our results of operations and financial condition should be read together with our unaudited consolidated financial statements for the three and nine months ended April 30, 2014 and 2013, including the notes thereto, which appear elsewhere in this quarterly report on Form 10-Q.  All amounts are in thousands, except per share data.  This discussion, including, without limitation, the section entitled “Summary of Operating Results”, contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). All statements other than statements of historical facts are statements that could be deemed to be forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the markets in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,”  “endeavors,” “strives,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, estimate, or verify, including those identified in Part I, Item 1A of our annual report on Form 10-K for the year ended July 31, 2013, and elsewhere herein. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

Overview

ARI Network Services, Inc. offers an award-winning suite of data-driven software tools and marketing services to help dealers, equipment manufacturers and distributors in selected vertical markets Sell More Stuff!™ – online and in-store. Our innovative products are powered by a proprietary data repository of enriched original equipment and aftermarket electronic content spanning more than 10.5 million active part and accessory SKUs, 469,000 models and $1.7 billion in retail product value. Business is complicated, but we believe our customers’ technology tools don’t have to be. We remove the complexity of selling and servicing new and used vehicle inventory, parts, garments and accessories (“PG&A”) for customers in the automotive tire and wheel aftermarket(“ATW”), powersports, outdoor power equipment (“OPE”), marine, home medical equipment (“HME”), recreational vehicles (“RV”) and appliance industries. More than 22,000 equipment dealers, 195 distributors and 1,500 manufacturers worldwide leverage our web and eCatalog platforms to Sell More Stuff!™

Our Solutions

Our SaaS and DaaS solutions include: (i) eCommerce-enabled websites, which provide a web presence for dealers and serve as a platform for driving leads and eCommerce sales; (ii) eCatalog content, which drives sales of inventory and PG&A both online and within the dealership; and (iii) lead management software designed to increase sales for dealers through more efficient management and improved closure of leads.  Our solutions also improve our customers’ overall customer satisfaction through a highly efficient and accurate data lookup experience at the parts counter and a quicker response time to online inquiries, both of which serve to significantly improve a customer’s overall experience with the dealer.

Our SaaS and DaaS solutions are sold through our internal sales force and are composed primarily of recurring license and eCatalog subscriptions.  Customers typically sign annual, auto-renewing contracts.  Today, more than 90% of our revenues are recurring.

In addition to our award-winning SaaS and DaaS solutions, ARI offers a suite of complementary products and services designed to supplement our three primary offerings in order to help our customers Sell More Stuff!™

Web Platform Solutions

Our eCommerce-enabled website solutions provide consumers with information about a dealership and its product lines through our extensive library of electronic catalog content and allow consumers to obtain information on whole goods and purchase PG&A via the dealers’ website 24 hours a day, 7 days a week.  Our website solutions are tailored to each of the vertical markets we serve and tightly integrated with our electronic library of inventory and PG&A content.  We also offer a mobile solution that allows dealers’ websites to be fully functional on smart mobile phones.

Websites are sold through our inside sales teams, which are aligned by vertical market.  The sales process will typically include a live demo of the site and may even include a free trial period (we refer to these as “test drives”). We typically charge a nominal, one-time set-up fee to develop a new dealer website, monthly recurring subscription fees and variable transaction fees.  Our website solutions are typically sold under one year, renewable contracts with monthly payment terms.  We estimate that we currently host and maintain more than 5,600 websites for dealers in all of our vertical markets.  Websites have become ARI’s largest source of revenue and accounted for 51% of total revenue during the first nine months of fiscal 2014.

eCatalog Platform Solutions

Our eCatalog solutions, which encompass our PartSmart®, PartSmart Web™ and PartStream™ products, leverage our industry-leading library of electronic whole goods and PG&A content to allow distributors and dealers to view and interact with this information to efficiently support the sales and service of equipment.  We believe that our eCatalog solution is the fastest and most efficient in the market, as it allows multi-line dealers to quickly access data for any of the brands serviced from within the same software, allowing the dealer’s parts and service operations to more quickly identify, locate and sell products and services to their customers. Our eCatalog solutions include:

PartSmart®, our CD-based electronic parts catalog, is used by dealers worldwide in the OPE, powersports, marine, appliance and agricultural equipment industries to increase productivity by significantly reducing parts lookup time.  Our PartSmart® software is designed to allow multi-line dealers to look up parts and service information for all manufacturer product lines that the dealer carries, and integrates with more than 90 of the leading dealer business management systems.

PartSmart Web™, a SaaS solution, is used by distributors and manufacturers to provide their dealers with access to parts and pricing information via the Internet.

PartStream™, a SaaS solution, is a modular, consumer-focused illustrated parts lookup application that integrates with existing dealer and distributor websites and shopping carts and allows consumers to quickly identify the desired part, add the part to their electronic shopping cart and check out.  It leverages ARI’s parts content, delivering it to PartStream™ users on demand from ARI servers.

AccessorySmartTM,  a SaaS solution, is the only aftermarket PG&A lookup product of its kind, providing access to more than 500,000 SKUs from more than 1,400 powersports aftermarket manufacturers.  AccessorySmart provides parts and service counter personnel a one-stop resource to look up products, cost and availability for all of the leading aftermarket PG&A distributors.  AccessorySmart significantly decreases the time it takes to look up PG&A information and availability, allowing dealers to service and sell more stuff to customers on a given day.  This product is powered by the fitment data we acquired with the assets of Ready2Ride, Inc. in August 2012.

We derived approximately 43% of our revenues from our eCatalog solutions during the nine months ended April 30, 2014.  Our eCatalog products are sold through our dedicated internal sales team, and fees charged include a recurring license fee, subscription fees for subscribed catalogs, and in some cases, page view fees.

Lead Management Product

Our award-winning SaaS solution, Footsteps™, is designed to efficiently manage and nurture generated leads, increasing conversion rates and ultimately revenues for our customers. Footsteps™ connects equipment manufacturers with their dealer channel through lead consolidation and distribution, and allows the dealers to handle leads more efficiently and professionally through marketing automation and business management system integration.  The product is used as a complete database of customers and prospects, and manages the dealer-to-customer relationship, from generating email campaigns and automated responses, to providing sales teams with a daily follow-up calendar and reminder notices.   We derived approximately 3% of our revenues from Footsteps™ in the first nine months of fiscal 2014.

Digital Marketing

Our digital marketing solutions provide lead generation tools through search engine optimization, social media marketing and website enhancements, which serve to drive on-line sales and increase traffic at dealerships.  We derived approximately 1% of our revenues from digital marketing services during the nine months ended April 30, 2014.  Digital marketing services is a relatively new service offering by ARI and in the third quarter of fiscal 2014, we went to market with a more robust offering in the space as a result of our continued integration of the DUO acquisition.

Other Solutions

We also offer a suite of complementary solutions, which include software and website customization services and hosting services. On a combined basis, these other services accounted for approximately 2% of revenue during the nine months ended April 30, 2014.

Our Growth Strategy

ARI’s goal is to become the leading provider of SaaS and DaaS solutions that help our customers, in selected vertical markets, efficiently and effectively sell and service more whole goods and PG&A – in other words, to Sell More Stuff!™   Our goal is to grow revenues at a double-digit rate and to grow earnings through scalability.  We will provide our solutions to dealers, distributors, manufacturers, service providers, and consumers in vertical markets where the finished goods are complex equipment requiring service and are primarily sold and serviced through an independent dealer channel.  We believe this strategy will drive increased value to our shareholders, employees, and customers.

We also believe the execution of the following strategic pillars will enable us to achieve the growth and profitability needed to drive long-term sustainable value for our shareholders.  These strategic foundations are primarily centered on enhancing the value proposition to our customers, which will lead to additional revenues through pricing actions, product and feature upsells, and reduced customer churn rates, and expansion by leveraging our core competencies in new markets where appropriate. Each of these strategic pillars is a long-term foundation for growth; within each one we have established near-term goals, as discussed below.

Drive organic growth through innovative new solutions, differentiated content, entering new markets and expanding geographically

As a subscription-based, recurring revenue (“RR”) business, the most important drivers of future growth are increasing the level of our RR and reducing the rate of our customer churn.  We define RR as revenue from products and services which are subscription-based and renewable, including software access fees, data content fees, maintenance and support fees and hosting fees, and we define churn as the percentage of RR that does not renew.  During the nine months ended April 30, 2014, our RR increased 20.8% over the same period last year and the percentage of our total revenues that were RR increased to 94.2% for the nine months ended April 30, 2014 from 88.2% for the same period in fiscal 2013.

•

Develop and deploy innovative new solutions.  We have resources assigned to each of our core products that continue to research and develop new value-added features and functionality for our existing products.  The introduction of new solutions, upgrades to existing products, and new feature sets are all designed to grow our average revenue per dealer (“ARPD”), an important measure for a subscription-based business, and the increase in our customer base serves to quickly compound the benefits of an increased ARPD.

In the third quarter of fiscal 2014, we completed a number of new enhancements to our services, including the following:

o

Web Platform – During the quarter we completed the integration of our Endeavor website solution with Footsteps, our lead management product, which enables Endeavor customers to capture, connect and convert website leads, allowing us to deliver higher ROI to our dealers.  Leads from Endeavor websites can now be seamlessly delivered to and processed by FootSteps™, making sure dealers don't miss out on any sales opportunities.

o

eCatalog – During the quarter we launched a new version of PartSmart DataManager, which includes streamlined management and creation of OEM parts catalogs; automatic diagram hotspotting that finds and links diagram callouts to associated items in the parts list; an enhanced part, assembly and attachment search utilities; and enhanced data import features.  In addition to this, we added a new online application update process to PartSmart, which expands the scalability and international capabilities of the product.

•

Differentiate our content.  We believe we have the largest library of whole goods and PG&A content in the vertical markets we serve.  During the quarter, we added 10 new manufacturers’ content to our library.  However, simply offering the largest content library in the markets we serve is not sufficient to drive the long-term revenue growth we desire.   We strive to deliver more value to our customers through enrichment of our content. Content enrichment can take several forms, including the incorporation of user reviews and feedback into our existing content, further enhancing content provided to us by our OEM customers, and creating new forms of content that further our customers’ ability to efficiently service and sell more whole goods and PG&A.  Our content library includes aftermarket fitment data for the powersports industry, which is the only content of its type available electronically.  We have developed consumer analytic tools to several of our products, offering value-added feedback to our customers to help them “Sell More Stuff!”

•

Enter new markets.  ARI currently maintains a significant share of the OPE and appliances markets.  Accordingly, we anticipate low single-digit growth in these markets.  The acquisition of 50 Below more than doubled our website business, providing ARI entrance into two new potentially high-growth markets – ATW and HME, and catapulting the Company into one of the leaders in the powersports industry.  As we continue to increase our share in our current markets, leveraging our technology in new and underserved markets will be important to maintaining substantial organic growth rates.  ARI currently has more than 2,000 dealer websites in the ATW market.  We estimate that the total market approximates 18,000 dealers and further, the broader automotive aftermarket comprises nearly 80,000 dealers, more than all of our other markets combined.  We intend to continue to invest heavily in this market, including seeking opportunities to leverage our products and services in the broader automotive aftermarket.  50 Below was one of the first website providers to service the HME.  We estimate that this market comprises nearly 25,000 dealers, and believe the market to be in its infancy with respect to eCommerce.  We recently invested in dedicated resources designed to expedite our growth in this market.

Ready2Ride was the first to market with electronic aftermarket fitment data for the power sports industry. We estimate that the availability of this data almost doubles the size of our addressable market in the powersports industry.  In February 2013, we launched our new AccessorySmartTM product.  AccessorySmart is the only aftermarket PG&A lookup solution of its kind, providing access to more than 500,000 SKUs from more than 1,400 aftermarket manufacturers.  AccessorySmart provides parts and service counter personnel a one-stop resource to look up products, cost and availability for all of the leading aftermarket PG&A distributors.  AccessorySmart significantly decreases the time it takes to look up PG&A information and availability, allowing dealers to service and sell more customers on a given day.  We plan to leverage our aftermarket publishing experience and product capabilities in our other vertical markets where the market will support it.

•

Expand geographically.  Although we maintain relationships with dealers throughout the world, we have very low penetration into international markets.  Growing our international business will require us to secure and publish electronic content from OEMs outside the U.S. and make changes to our existing products that will allow us to rapidly deploy these products in a scalable and efficient manner and without the need to have “boots on the ground” in those countries.

To this end we have a business development resource solely dedicated to obtaining new international content and to date, we have added 10 new catalog content offerings in the international OPE market and begun to establish relationships with OEMs in China and Europe. Also, we have upgraded our product roadmaps to allow us to rapidly deploy our products in these markets as discussed above.

Nurture and retain existing customers through world-class customer service and value-added product feature updates

In order to achieve sustained double-digit organic growth, we not only need to execute the new growth strategies described above, we must also retain our existing customers.  In a SaaS business, the cost to retain an existing customer is much less than the cost to acquire a new customer.  Accordingly, customer churn is one of the most important metrics we track and manage.  We experienced marked improvements in our churn rates the past several years as a result of strategic actions taken by the Company, all of which are designed to enhance the “stickiness” of our product within our customers’ operations.  We will continue to leverage our relationships with existing customers and closely monitor and manage the level of customer churn. On a trailing 12 month basis, customer churn increased from 12.0% in April 2013 to 13.2% in April 2014 due to a larger portion of our revenues coming from Websites, which typically have a higher churn rate than our eCatalog solutions.  We will continue to leverage our relationships with existing customers and closely monitor and manage the level of customer churn.

Lead the market with open integration to related platforms

One of our strategic advantages is our focus on integrating our solutions with dealer business management systems (“DMS”) in order to pass key information, including customer and transactional data, between our solutions and the DMS, saving our customers valuable time and eliminating redundant data entry.  We currently have integration capabilities with over 90 DMSs (we refer to these relationships as “Compass Partners”) and we continue to seek other strategic alliances that can be integrated with our product and service offerings.

Successfully execute acquisitions that align with our core strategy

Since 1995 we have had a formal corporate development program aimed at identifying, evaluating and closing acquisitions that align with our strategy. Since the program’s inception, we have closed twelve acquisitions.  A summary of some of our most recent acquisitions is as follows:

Acquisition	Date		Strategy
OC-Net, Inc.	January 2007	▪	New website platform
Info Access	July 2008	▪	Market-leading entrance into white goods market
Channel Blade Technologies	April 2009	▪	Market-leading entrance into marine and RV markets
		▪	New lead management product, Footsteps™
Ready2Ride, Inc.	August 2012	▪	First of its kind aftermarket fitment data for the
powersports industry
50 Below Sales & Marketing, Inc.	November 2012	▪	A market leader in the powersports industry
(Retail Division)		▪	Entrance into ATW and HME industries
		▪	New award-winning website platform
DUO Web Solutions	November 2013	▪	A leading provider of social media and online
marketing services in the powersports industry

All of these acquisitions, with the exception of 50 Below and DUO Web Solutions, have been fully integrated into our operations.  We continue to integrate the 50 Below operations into ARI and anticipate that the 50 Below and DUO Web Solutions operations will be fully integrated into ARI during fiscal 2014.

Summary of Operating Results

Total revenue declined 0.6% in the third quarter of fiscal 2014, and increased 13.0% year to date, over the same periods last year.  Recurring revenue constituted 94.2% of our total revenue for the nine months ended April 30, 2014, compared to 88.2% for the same period last year. Recurring revenue increased 0.1% for the quarter and 20.8% year to date during fiscal 2014, compared to the same periods last year. The growth in year to date revenue is largely attributable to revenue from the 50 Below acquisition in November 2012.

Operating income increased 174.0% or $858,000 from a loss of $493,000 for the three months ended April 30, 2013 to income of $365,000 for the same period this year.  We had an operating loss of $74,000 for the nine months ended April 30, 2014, compared to a loss of $756,000 for the same period last year, an improvement of 90.2% or $682,000. Operating expenses increased 13.5% or $2,349,000 during the nine month period ended April 30, 2014, compared to the same period last year, primarily due to the additional costs of the 50 Below operation, an increase in our sales and marketing resources, and termination benefits incurred in connection with a workforce reduction in January 2014.  Operating expenses decreased 8.6% or $585,000 during the three months ended April 30, 2014, compared to the same period last year, primarily due to a $420,000 loss on impairment of long-lived assets recorded in the third quarter of fiscal 2013, a reduction in legal expenses and a legal settlement received in the third quarter of fiscal 2014.  The legal settlement served to offset legal expenses incurred on a year to date basis related to the same matter.  Management expects general and administrative expeses to be less than the prior year in the fourth quarter of fiscal 2014, but to be higher on a consecutive quarter basis due to the impact of legal settlement in the third quarter of fiscal 2014.

During January 2014, the Company implemented a 14% reduction in workforce, primarily in the catalog conversion and website implementation and support areas, as a result of consolidating operations and other operational efficiencies achieved as we have continued to integrate the 50 Below operation, thereby eliminating duplicate efforts.  The Company expensed approximately $63,000 and $297,000 during the three and nine months ended April 30, 2014 in severance and related costs as a result of this workforce reduction.

Net income was $160,000 or $0.01 per share for the quarter ended April 30, 2014 compared to a net loss of $571,000 or $0.05 per share for the same period last year.  Net loss was $276,000 or $0.02 per share for the nine months ended April 30, 2014, compared to $454,000 or $0.05 per share for the same period last year.  The increase in earnings is primarily due to (i) the increase in operating income; (ii) a loss on debt extinguishment and higher interest expense in fiscal 2013; offset in part by (iii) an increase in income tax expense related to the increase in earnings and a benefit related to a change in valuation allowance against deferred tax assets recorded in fiscal 2013.

Cash flows from operations were $1,015,000 and $1,042,000 during the three and nine months ended April 30, 2014 compared to $127,000 and $1,504,000 during the same periods last year. The year to date decline in cash generation was primarily due to costs associated with the integration of the 50 Below operation, the timing of customer receipts and the timing of vendor payments.  We experienced an improvement in cash during the third quarter of fiscal 2014 as a result of operational efficiencies and the workforce reduction.  We expect positive cash from operations during the remainder of fiscal 2014 due to the cost savings from the operational efficiency improvements made in the second quarter of fiscal 2014 and an increase in cash receipts as a result of RR growth.

Revenue

The following table summarizes our RR and non-recurring revenue by product (in thousands).  Revenue categories are presented differently than what was previously reported in our financial statements.

	Three months ended April 30		Percent	Nine months ended April 30		Percent
	2014	2013	Change	2014	2013	Change
Recurring revenue
Websites	$4,090	$3,956	3.4%	$12,131	$8,169	48.5%
eCatalog	3,215	3,324	(3.3)%	9,973	9,899	0.8%
Lead management	224	219	2.3%	648	642	0.9%
Other	102	122	(16.5)%	308	384	(19.7)%
Total recurring revenue	$7,631	$7,621	0.1%	$23,060	$19,094	20.8%

Non-recurring revenue
Digital marketing	$127	$211	(39.8)%	$293	$794	(63.1)%
Professional services	180	159	13.1%	428	1,015	(57.9)%
Usage fees	140	145	(3.2)%	424	430	(1.4)%
Other	98	92	6.0%	266	315	(15.5)%
Total non-recurring revenue	$545	$607	(10.2)%	$1,411	$2,554	(44.8)%
			-
Total revenues	$8,176	$8,228	(0.6)%	$24,471	$21,648	13.0%

Recurring revenue	93.3%	92.6%		94.2%	88.2%
Non-recurring revenue	6.7%	7.4%		5.8%	11.8%
	100.0%	100.0%		100.0%	100.0%

Total revenue decreased 0.6% or $52,000 and increased 13.0% or $2,823,000 for the three and nine months ended April 30, 2014, compared to the same periods last year.  Recurring revenue increased 0.1% or $10,000 and 20.8% or $3,966,000 for the three and nine months ended April 30, 2014, compared to the same periods last year.  RR represented 94.2% of total revenues in the first nine months of fiscal 2014 versus 88.2% in the first nine months of fiscal 2013.  We anticipate that RR will continue to increase over the comparable prior year period for the remainder of fiscal 2014.

Recurring Revenue

RR is one of the most important growth drivers of our business.  Increasing the percentage of our revenues that are recurring, while at the same time reducing the rate of customer churn, enhances our ability to generate profitable growth.  Our subscription-based SaaS and DaaS products generate higher margins than our non-recurring products and services, and the incremental cost of selling these products to new dealers (we refer to these as new “logos”) is relatively low.  Reducing the rate of our customer churn, which is the percentage of RR that do not renew, helps drive organic growth as it allows for a greater percentage of our new logos to be incremental to the top line (versus making up for lost logos) and also increases the base upon which we can apply price increases and sell additional products and features.

We generate RR from each of our three primary product categories. Web platform products generate RR from monthly subscription fees.  Web platform RR increased 3.4% or $134,000 and 48.5% or $3,962,000 for the three and nine months ended April 30, 2014, compared to the same periods last year.  Web platform RR represented 52.6% of total RR in the first nine months of fiscal 2014 and is our largest source of RR.

The growth in Web platform RR was largely the result of our acquisition of 50 Below in November 2012.  Since the acquisition, we have integrated our sales, support and implementation teams related to our website products.  As part of the 50 Below acquisition, the Company assumed a significant recurring revenue service obligation and has had a high success rate in renewing those contracts.  We anticipate that our web platforms will continue to be the Company’s largest source of growth, much of this growth coming in the ATW and HME markets, both of which are new to ARI.

Our eCatalog solutions generate RR from renewable subscription fees for our software, data content, software maintenance and support fees.  eCatalog RR decreased 3.3% or $109,000 and increased 0.8% or $74,000 for the three and nine months ended April 30, 2014, compared to the same periods in fiscal 2013.  eCatalog is our second largest source of RR, representing 43.2% of total RR for the nine months ended April 30, 2014.

eCatalog revenues have historically had the Company’s lowest revenue growth rates, primarily attributable to ARI’s already strong market position.  We had a slight decline in eCatalog revenues in the third quarter of fiscal 2014, primarily related to a reduction in two significant OEM renewals.  This was offset year to date by an increase in our new AccessorySmart product.  AccessorySmart is a fitment-powered aftermarket PG&A lookup solution and is a first-of-its-kind in the powersports industry.  The product won a “Nifty 50 Award” from Powersports Business, a leading industry trade publication, at the powersports industry’s largest trade show in February 2014.

Lead management RR is generated from subscription fees for the use of our Footsteps™ products.  Lead management RR was $224,000 and $648,000 for the three and nine months ended April 30, 2014, a small increase over the same periods in fiscal 2013.  Management is currently reviewing various options with respect to the Footsteps™ product, including the possibility of including the core functionality of the product within our web platforms and expects this product to continue to be instrumental in our goal of helping our customers Sell More Stuff!TM.

Non-recurring Revenues

Non-recurring revenues are generated from the Company’s digital marketing services, including its lead management tool SearchEngineSmart™, professional services related to software customization and data conversion, usage fees charged on our RR products, and other complementary products and services.  Total non-recurring revenues were $545,000 for the three months ended April 30, 2014, versus $607,000 for the same period in fiscal 2013, a decline of 10.2% and $1,411,000 for the nine months ended April 30, 2014, versus $2,554,000 for the same period last year, a decline of 44.8%.  As a percentage of total revenues, non-recurring revenues were 5.8% for the first nine months of fiscal 2014, versus 11.8% for the same period in fiscal 2013.  Our goal is to maintain non-recurring revenues of less than 10% of total revenues, as the margins on these revenues tend to be lower than our RR products.  Furthermore, these revenues must be resold each year.  We expect non-recurring revenues to be less than 10% of total revenues for the remainder of fiscal 2014.

The fiscal 2014 decline in non-recurring revenues was primarily driven by a change in business model for our lead generation service.  The largest cost associated with this service is the purchase of ad words from Internet search providers such as Google.  Historically, the revenues recognized on this service included the cost associated with the ad word spend.  These costs were then “passed through” directly to the Internet search provider.  Under this model, GAAP requires these costs to be recognized as both a revenue and a cost of sale.  Not only did this treatment have the impact of reducing gross margins as a percentage of revenue, but also provided negative float to ARI as the ad word costs were at times paid to the Internet search provider prior to receiving the funds from the customer.

During the latter part of fiscal 2013, we made a change to this business model whereby the customer is now responsible for paying the cost of the ad words directly to the Internet search provider.  ARI now simply charges the customer a fee for the service provided.  This change had the impact of reducing GAAP revenues associated with this service, as discussed above.  However, the change had little or no net impact on the gross profit or net cash receipts associated with the service.

Non-recurring revenues from our professional services business increased 13.1% or $21,000 during the three months ended April 30, 2014 due to an increase in billable data conversion services and declined 57.9% or $587,000 during the nine months ended April 30, 2014, compared to the same periods in fiscal 2013.  The nine month decline is due to our goal of focusing on RR, which generates higher gross profits.  Revenues from non-recurring professional services will fluctuate from period to period based on the timing of custom projects.

Pro forma Revenue

The following unaudited pro forma revenue information for the nine months ended April 30, 2013 reflects the historical results of operations of the Company and 50 Below, with pro forma adjustments as if the acquisition had occurred on August 1, 2012.  The unaudited pro forma financial information presented is for information purposes only and does not purport to represent what the Company's and 50 Below's revenue would have been had the acquisition in fact occurred on such date or at the beginning of the period indicated, nor any future date or period.

	Three months ended April 30			Nine months ended April 30
	2014	2013	Percent	2014	2013	Percent
	Actual	Actual	Change	Actual	Pro forma	Change
Recurring revenue	$7,631	$7,621	0.1%	$23,060	$22,296	3.4%
Non-recurring revenue	545	607	(10.2)%	1,411	2,554	(44.8)%
Total pro forma revenue	$8,176	$8,228	(0.6)%	$24,471	$24,850	(1.5)%

50 Below revenues are all classified as recurring revenue.  Pro forma recurring revenue grew 0.1% or $10,000 and 3.4% or $764,000 for the three and nine months ended April 30, 2014, compared to the same periods last year.  Non-recurring revenue decreased 10.2% or $62,000 and 44.8% or $1,143,000 for the three and nine months ended April 30, 2014, compared to the same periods in fiscal 2013, primarily due to the change in our lead generation business model described above.  Management expects recurring revenue to continue to increase over the previous year pro forma recurring revenue for the remainder of fiscal 2014.

Cost of Revenue and Gross Margin

We classify as cost of revenue those costs directly attributable to the provision of services. These costs include (i) software amortization, which represents the periodic amortization of costs for internally developed or purchased software sold to customers; (ii) direct labor for the provision of catalog production, product implementations and professional services revenue; and (iii) other direct costs, which represent amounts paid to third party vendors for data royalties, as well as data conversion and replication fees directly attributable to the services we provide our customers.

The table below breaks out cost of revenue into each of these three categories (in thousands):

	Three months ended April 30				Nine months ended April 30
		% of		% of		% of		% of
	2014	Revenue	2013	Revenue	2014	Revenue	2013	Revenue

Net revenues	$8,176		$8,228		$24,471		$21,648
Cost of revenues:
Amortization of capitalized software costs	532	6.5%	451	5.5%	1,494	6.1%	1,311	6.1%
Direct labor	474	5.8%	728	8.8%	1,723	7.0%	1,742	8.0%
Other direct costs	554	6.8%	706	8.6%	1,589	6.5%	1,961	9.1%
Total cost of revenues	1,560	19.1%	1,885	22.9%	4,806	19.6%	5,014	23.2%
Gross profit	$6,616	80.9%	$6,343	77.1%	$19,665	80.4%	$16,634	76.8%

Gross profit was $6,616,000 or 80.9% of revenue for the three months ended April 30, 2014, compared to $6,343,000 or 77.1% of revenue for the same period last year and $19,665,000 or 80.4% of revenue for the nine months ended April 30, 2014, compared to $16,634,000 or 76.8% of revenue for the same period last year.  The increase in gross profit margin was primarily attributed to our strategy to focus on recurring SaaS and DaaS services, which have a much higher gross margin than our non-recurring services, and a decrease in direct labor costs associated with the reduction of workforce in January 2014.  In conjunction with this, we made a change to our lead generation service business model, eliminating the pass-through cost of purchased ad words from the search engine providers on behalf of our customers.  The Company expects fluctuations in gross margin from quarter to quarter and year over year based on the mix of products sold.

Operating Expenses

We categorize net operating expenses as follows:

•

Sales and marketing expenses consist primarily of personnel and related costs, including commissions for our sales and marketing employees, and the cost of marketing programs and trade show attendance;

•

Customer operations and support expenses are composed of our computer server operations, software maintenance agreements for our core network, and personnel and related costs for operations and support employees;

•

Software development and technical support expenses are composed primarily of personnel and related costs; we capitalize certain of these costs in accordance with GAAP, which is discussed below, while the remaining costs are primarily related to technical support and research and development;

•

General and administrative expenses primarily consist of personnel and related costs for executive, finance, human resources and administrative personnel, legal and other professional fees and other corporate expenses and overhead;

•

Depreciation and amortization expenses consist of depreciation on fixed assets, which are composed of leasehold improvements and information technology assets, and the amortization of acquisition-related intangible assets. Costs associated with the amortization of software products are a component of cost of revenue;  and

•

We allocate certain shared costs among the various net operating expense classifications.  Allocated costs include facilities, insurance, and telecommunications.  These costs are generally allocated based on headcount, unless circumstances dictate otherwise.  Note that all public company costs, including legal and accounting fees, investor relations costs, board fees and directors and officers liability insurance, remain in general and administrative.

The following table summarizes our unaudited operating expenses by expense category (in thousands). Certain reclassifications were made to amounts previously reported in our financial statements in order to conform to the current presentation related to certain shared corporate overhead expenses which were reclassified between sales and marketing, customer operations and support, software development and technical support and general and administrative expenses.

	Three months ended April 30
		Percent of		Percent of	Percent
	2014	Revenue	2013	Revenue	Change
Sales and marketing	$2,291	28.0%	$2,324	28.3%	(1.4)%
Customer operations and support	1,638	20.0%	1,545	18.8%	6.0%
Software development and technical support	679	8.3%	672	8.2%	1.0%
General and administrative	1,289	15.8%	1,541	18.7%	(16.3)%
Depreciation and amortization (1)	354	4.3%	334	4.1%	6.0%
Loss on impairment of long-lived assets	-	-%	420	5.1%	-%
Net operating expenses	$6,251	76.5%	$6,836	83.1%	(8.6)%

	Nine months ended April 30
		Percent of		Percent of	Percent
	2014	Revenue	2013	Revenue	% Change
Sales and marketing	$7,190	29.4%	$5,459	25.2%	31.7%
Customer operations and support	5,029	20.6%	4,106	19.0%	22.5%
Software development and technical support	2,016	8.2%	1,995	9.2%	1.0%
General and administrative	4,490	18.3%	4,457	20.6%	0.7%
Depreciation and amortization (1)	1,014	4.1%	953	4.4%	6.4%
Loss on impairment of long-lived assets	-%		420	1.9%	-%
Net operating expenses	$19,739	80.7%	$17,390	80.3%	13.5%

(1)	Exclusive of amortization of software products of $532, $452, $1,494 and $1,312 for the three and nine months ended

                   April 30, 2014 and 2013, respectively, which are included in cost of revenue.

Net operating expenses decreased 8.6% or $585,000 and increased 13.5% or $2,349,000 for the three and nine months ended April 30, 2014, compared to the same periods last year. The decrease in net operating expenses for the quarter ended April 30, 2014 is primarily attributable to a $420,000 loss on impairment of long-lived assets recorded in the third quarter of fiscal 2013 and a legal settlement in the third quarter of fiscal 2014, offsetting related legal expense, included in general and administrative expenses.  The year to date increase in net operating expenses was largely due to the costs necessary to operate the 50 Below business, primarily in the sales and marketing and general and administrative categories.  During January 2014, the Company implemented a 14% reduction in workforce as a result of consolidating operations and other operational efficiencies achieved as we have continued to integrate the 50 Below operation, primarily in the catalog conversion and website implementation and support areas, thereby eliminating duplicate efforts.  The Company expensed approximately $63,000 and $297,000 during the three and nine month periods ended April 30, 2014 in severance and related costs as a result of this workforce reduction. To the extent the Company can leverage growth in its core RR products, management expects net operating expenses to decline as a percentage of total revenues, as incremental costs related to these products decrease for every dollar of new revenue.

Sales and Marketing

Sales and marketing expense decreased 1.4% or $33,000 for the three months ended April 30, 2014 as a result of the workforce reduction.  Sales and marketing expense increased 31.7% or $1,731,000 for the nine months ended April 30, 2014, compared to the same period last year, as a result of an increase in trade show attendance and variable selling expense on increased new sales.  Sales and marketing expense as a percentage of revenue increased from 25.2% of revenue for the first nine months of fiscal 2013 to 29.4% for the same period in fiscal 2014.  The Company has focused its resources in the sales and marketing area designed to drive revenue growth, including:  the hire of a Vice President of Marketing; increasing staff in both sales and marketing; and increasing involvement in trade shows and online publications.  Management expects sales and marketing expense as a percentage of revenue to fluctuate, based upon the timing of the Company’s marketing events and trade show schedule and its decision to add additional sales and marketing resources to drive organic revenue growth.

Customer Operations and Support

Customer operations and support expense increased 6.0% or $93,000 and 22.5% or $923,000 for the three and nine months ended April 30, 2014, compared to the same periods last year.  Customer operations and support expense as a percentage of revenue increased from 19.0% of revenue for the first nine months of fiscal 2013 to 20.6% for the same period in fiscal 2014.  The increase in customer operations and support expense is primarily related to the additional costs necessary to operate the 50 Below business and an increase in software maintenance costs as the Company moves its infrastructure to a cloud-based system. Management expects customer operations and support expenses to decline, as a percentage of total revenues, over time as we realize the cost savings related to the efficiencies implemented in the catalog conversion and customer implementation and support areas, while RR continues to grow.

Software Development and Technical Support

Our software development and technical support staff have three essential responsibilities for which the accounting treatment varies depending upon the work performed: (i) costs associated with internal software development efforts (after technological feasibility is established) are typically capitalized as software product costs and amortized over the estimated useful lives of the product; (ii) professional services performed for customers related to software customization projects are classified as cost of revenue; and (iii) all other activities, including research and development, are considered operating expenses and included within the software development and technical support operating expense category.

The table below summarizes our internal software development and technical support (in thousands):

	Three months ended April 30		Percent	Nine months ended April 30
	2014	2013	Change	2014	2013	% Change

Total software development and
technical support costs	$1,487	$1,864	(20.2)%	$4,910	$5,014	(2.1)%
Less: amount capitalized as
software development*	(334)	(464)	(28.0)%	(1,171)	(1,277)	(8.3)%
Less: direct labor classified as
cost of revenues	(474)	(728)	(34.9)%	(1,723)	(1,742)	(1.1)%
Net software development and technical support
costs classified as operating expenses	$679	$672	1.0%	$2,016	$1,995	1.0%

*Does not include outside vendor costs or capitalized interest costs

Total software development and technical support costs decreased 20.2% or $377,000 and 2.1% or $104,000 for the three and nine months ended April 30, 2014 versus the same periods last year.  The decrease was primarily a result of the workforce reduction in January 2014, offset in part year to date by the development costs associated with our two acquisitions.

During the three and nine months ended April 30, 2014, we capitalized $334,000 and $1,171,000 of software development labor and overhead, versus $464,000 and $1,277,000 during the same periods last year.  We have devoted resources to several enhancements of our newly acquired website product, including integration with our lead management and lead optimization tools.  During the quarter we also launched a new version of PartSmart DataManager with streamlined management and data import tools and enhanced diagram hotspotting.  In addition to this, we added a new online application update process to PartSmart, which expands the scalability and international capabilities of the product.

We expect fluctuations in the percentage of software development and technical support costs classified as operating expenses from period to period, based on the mix of research and prototype work versus capitalized software development and professional services activities.

Other Income and Expense

The table below summarizes the components of other income and expenses (in thousands):

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013
Interest expense	$(68)	$(197)	$(216)	$(534)
Loss on debt extinguishment	-	(682)	-	(682)
Gain (loss) on change in fair value of stock warrants	4	-	(28)	-
Gain on change in fair value of earn-out payable	-	-	26	-
Gain on change in fair value of contingent assets	-	64	-	64
Other, net	12	(1)	27	7
Total other income (expense)	$(52)	$(816)	$(191)	$(1,145)

Interest Expense

Interest expense is composed of both interest paid on the Company’s debt financing arrangements and amortization of non-cash interest charges related to deferred finance costs.  Interest expense decreased 65.5% or $129,000 and 59.6% or $318,000 for the three and nine months ended April 30, 2014, compared to the same periods last year.  The decrease in interest expense is a result of the April 2013 restructuring of debt that the Company incurred in November 2012 to finance the 50 Below acquisition.

Loss on Debt Extinguishment

In April, 2013, we refinanced our debt under more favorable interest and payment terms.  As a result of the early extinguishment of debt, we recorded a loss of $682,000 related to unamortized debt discount for stock issued as a cost of acquiring the debt and unamortized deferred loan fees.

Gain (Loss) on Change in Fair Value of Stock Warrants

In March 2013, we executed a private placement with certain institutional and accredited investors.  As part of the transaction, the Company issued warrants to purchase an aggregate of 1,130,667 shares of common stock at an exercise price of $2.00 per share.  The warrants contain a down-round protection feature which reduces the strike price of the warrants from $2.00 to $1.50 if there is a private placement for less than the $2.00 strike price.  This feature resulted in the warrants being treated as a derivative instrument. Accordingly, the warrants are recorded as a liability on the balance sheet at fair market value and changes in the fair market value are recorded to gain or loss on change in fair market value of stock warrants on the statement of operations.

During the three and nine months ended April 30, 2014, we incurred a non-cash gain of $4,000 and a non-cash loss of $28,000, respectively, related to the warrants, primarily as a result of changes in the market value of the Company’s common stock.  We have 214,000 warrants outstanding at April 30, 2014, which will require fair value accounting treatment until the earlier of their exercise or expiration of the down-round protection feature.  Changes in the market price of the Company’s common stock are likely to have the most significant impact on the fair value of the warrants. The down-round protection feature expires on June 20, 2014, at which time any remaining balance of warrants outstanding will no longer have a derivative feature and will be reclassified to equity.

Gain on Change in Fair Value of Earn-out Payable

The Company incurred a liability as part of the consideration for the Ready2Ride acquisition in August 2012, contingent on future revenues earned related to the acquired business.  On October 22, 2013, the Company amended the Purchase Agreement in relation to the earn-out payments resulting in three fixed payments of $125,000 and an aggregate of 40,000 shares of common stock.  During the nine months ended April 30, 2014, we recorded a gain on change in fair value of earn-out payable of $26,000, or $0.00 per basic and diluted common related to this amendment.

Gain on Change in Fair Value of Contingent Assets

The Company recorded a benefit of approximately $64,000 during the three and nine months ended April 30, 2013, respectively, related to an assessment of the expected future cash flows of the Globalrange Earn-out Receivable, which is performed annually in the third fiscal quarter based on historical receipts over the previous twelve-month period.  The assessment performed in the third quarter of fiscal 2014 resulted in no change in fair market value.

Acquisitions

On November 28, 2012, the Company, through a wholly-owned subsidiary, completed the acquisition of the assets of the Retail Services Division of Fifty Below Sales & Marketing, Inc., a leading provider of eCommerce websites in the powersports, ATW and HME industries for a purchase price of $5,000,000 and the assumption of contracts having deferred revenue originally valued in the amount of $4,601,000.  The Company funded $1,500,000 of the purchase price through a combination of the Company’s operating cash flows and availability under its existing credit facilities.  The balance of the purchase price was funded through a term note with a significant shareholder.

On August 17, 2012, the Company acquired substantially all of the assets of Ready2Ride, Incorporated (“Ready2Ride”) pursuant to the terms of an Asset Purchase Agreement dated August 17, 2012.  Ready2Ride marketed aftermarket fitment data to the powersports industry, which furthers ARI’s differentiated content strategy and expands ARI’s product offerings into aftermarket PG&A. Consideration for the acquisition included $500,000 in cash, 100,000 shares of the Company’s common stock and assumed liabilities totaling approximately $419,000 and contingent liabilities with an estimated fair market value of approximately $600,000.

On November 5, 2013, the Company acquired the assets of DUO Web Solutions, a leading provider of social media and online marketing services for the powersports industry.  The transaction is not considered material to the financial statements.

Income Taxes

The Company has net deferred tax assets of $6,392,000, primarily consisting of net operating loss carryforwards (“NOLs”) and book to tax temporary differences. Income tax expense is provided for at the applicable statutory tax rate applied to current U.S. income before taxes, plus or minus any adjustments to the deferred tax assets and to the estimated valuation allowance against deferred tax assets.  Income tax expense, if any, does not represent a significant current cash obligation, as we continue to have NOLs to offset substantially all of the taxable income.

We had income tax expense of $153,000 and $11,000 during the three and nine months ended April 30, 2014, compared to an income tax benefit of $738,000 and $1,447,000 during the same periods last year.  We recorded a tax benefit related to a change in estimate of the valuation allowance against future NOLs of $0 and $32,000 for the three and nine months ended April 30, 2014 compared to $387,000 and $1,328,000 for the three and nine months ended April 30, 2013, because of an expected increase in future taxable income.  We paid income taxes of $70,000 and $50,000 for the nine month periods ended April 30, 2014 and 2013, respectively, primarily related to statutory alternative minimum taxes.  Income tax expense may vary from period to period as we continue to evaluate the valuation allowance against net deferred tax assets on a semi-annual basis.

Liquidity and Capital Resources

The following table sets forth certain cash flow information derived from our unaudited financial statements (in thousands):

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013
Net cash provided by operating activities	$1,015	$127	$1,042	$1,504
Net cash used in investing activities	(412)	(484)	(2,361)	(4,113)
Net cash provided by (used in) financing activities	(144)	1,326	168	2,430
Effect of foreign currency exchange rate
changes on cash	(6)	5	(10)	(7)
Net change in cash	$453	$974	$(1,161)	$(186)
Cash at end of period	$1,034	$1,164	$1,034	$1,164

We generated $453,000 for the three months ended April 30, 2014, compared to $974,000 for the same period last year and utilized $1,161,000 of cash during the nine months ended April 30, 2014, compared to $186,000 during the same period in fiscal 2013.  Net cash provided by operating activities was $1,015,000 and $1,042,000 during the three and nine months ended April 30, 2014, respectively, compared to $127,000 and $1,504,000 during the same periods last year. The decline in cash generation was primarily due to costs and assumed liabilities associated with the integration of the 50 Below operation, the timing of customer receipts and the timing of vendor payments.  We expect cash from operations to improve during the remainder of fiscal 2014 due to the cost savings from the operational efficiency improvements made in the second quarter of fiscal 2014, the completion of assumed service obligations related to the 50 Below acquisition for which the cash was received prior to the acquisition and an increase in cash receipts as a result of growth in RR.

Net cash used in investing activities decreased $72,000 and $1,752,000 during the three and nine months ended April 30, 2014, compared to the same periods last year.  The year to date decrease in investing was primarily due to the $2,479,000 investment in the acquisitions of Ready2Ride and 50 Below during fiscal 2013.  We invested $1,420,000 in capitalized software development costs, acquired $592,000 worth of technology equipment and leasehold improvements and invested $200,000 for the DUO acquisition during the first nine months of fiscal 2014.  We will continue to invest cash in the business to further our growth strategies previously discussed.

Net cash used in financing activities was $144,000 for the third quarter of fiscal 2014, as the Company paid off its line of credit, and year to date net cash provided by financing activities was $168,000 due to cash proceeds of $312,000 related to capital leases.  Cash provided by financing activities was $1,326,000 and $2,430,000 for the three and nine months ended April 30, 2013.  The Company borrowed an additional $1,000,000 of debt from Fifth Third, under its previous credit facilities, to fund its acquisition of Ready2Ride in August 2012 and borrowed an additional $3,500,000 from an affiliate of a shareholder for its acquisition of 50 below in November 2012.  The Company paid off $4,300,000 of debt with the proceeds from a $4,800,000 equity offering and the remaining debt was refinanced in April 2013 under more favorable payment terms. Terms and conditions of the Company’s indebtedness are detailed in the footnotes to the financial statements in Part I, Item 1 of this report.

Management believes that current cash balances and its ability to generate cash from operations, as well as the existing availability under our line of credit are sufficient to fund our needs over the next 12 months, although additional financing may be necessary if the Company were to complete a material acquisition or to make a large investment in its business.

Debt

Silicon Valley Bank

On April 26, 2013, the Company entered into a Loan and Security Agreement (the “Agreement”) with Silicon Valley Bank (“SVB”), pursuant to which SVB extended to the Company credit facilities consisting of a $3,000,000 revolving credit facility with a maturity date of April 26, 2015 and a $4,500,000 term loan with a maturity date of April 26, 2018.  The Agreement replaced the Company’s Loan and Security Agreement with Fifth Third Bank, which is described below.

The term loan and any loans made under the SVB revolving credit facility accrue interest at a per annum rate equal to one or more of the following as may be selected by SVB:  (a) the one, two or three-month LIBOR Rate (as defined in the Agreement, subject to a floor of 1.00%), plus the Applicable Margin for LIBOR Loans set forth in the chart below, determined based on the most recent senior leverage ratio, which is defined as total senior indebtedness to earnings before interest, taxes, depreciation and amortization (“EBITDA”), calculated by SVB on a quarterly basis (the “Senior Leverage Ratio”); or (b) the Prime rate plus the

Applicable Margin for Prime Rate Loans set forth in the chart below determined based on the Senior Leverage Ratio (effective rate of 3.75% at April 30, 2014).

Senior Leverage	Applicable Margin	Applicable Margin
Ratio	for Libor Loans	for Prime Rate Loans

>= 1.75 to 1.0:	3.25%	1.00%
> 1.25 to 1.00 but <1.75 to 1.00:	3.00%	0.75%
<= 1.25 to 1.00:	2.75%	0.50%

Principal in respect of any loans made under the revolving facility is required to be paid in its entirety on or before April 26, 2015.  Principal in respect of the term loan is required to be paid in quarterly installments on the first day of each fiscal quarter of the Company as follows:  $112,500 commencing on August 1, 2013 through May 1, 2014; $168,750 commencing on August 1, 2014 through May 1, 2015; and $281,250 commencing on August 1, 2015 through February 1, 2018.  All remaining principal in respect of the term loan is due and payable on April 26, 2018.  The Company is permitted to prepay all of, but not less than all of, the outstanding principal amount of the term loan upon certain notice to SVB and, in certain circumstances, the payment of a prepayment penalty of up to $90,000.

The Agreement contains covenants that restrict, among other things and subject to certain conditions, the ability of the Company to permit a change of control, incur debt, create liens on its assets, make certain investments, enter into merger or acquisition transactions and make distributions to its shareholders. Financial covenants include the maintenance of a minimum Senior Leverage Ratio equal to or less than 2.00 to 1.00, and the maintenance of a Fixed Charge Coverage Ratio (as defined in the Agreement) equal to or greater than 1.25 to 1.00. The Agreement also contains customary events of default that, if triggered, could result in an acceleration of the Company’s obligations under the Agreement.  The loans are secured by a first priority security interest in substantially all assets of the Company.  The Company was in compliance with its debt covenants at April 30, 2014.

Off-Balance Sheet Arrangements

The Company has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

Not Applicable.

Item 4.  Controls and Procedures

The Company has established disclosure controls and procedures to ensure that material information relating to it, including its consolidated subsidiaries, is made known on a timely basis to the officers who certify our financial reports and to other members of senior management and the Board of Directors.

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.  Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures are effective (1) in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and (2) to ensure that information required to be disclosed in the reports it files or submits under the Exchange Act is accumulated and communicated to its management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

There have not been any changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the quarter ended April 30, 2014 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

PART II - OTHER INFORMATION

"
"	Item 1. Legal Proceedings

From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the usual course of business.  No material legal proceedings to which the Company is a party exist at April 30, 2014.

"
"	Item 1A. Risk Factors
"

The Company’s risks and uncertainties are described in Part I, Item 1A of the Company’s annual report on Form 10-K for the fiscal year ended July 31, 2013.  There have been no significant changes to the risks described in our Form 10-K.

"	Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
"

Not applicable.

"	Item 3. Defaults upon Senior Securities
"
"	None.

Item 4.  Mine Safety Disclosures

Not applicable.

Item 5.  Other Information

Not applicable.

Item 6.  Exhibits

10.1   ARI Network Services, Inc. 2010 Equity Incentive Plan, amended April 15, 2014.

10.2   ARI Network Services, Inc. 2000 Stock Option Plan, amended April 15 2014.

31.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

31.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

32.1 Section 1350 Certification of Chief Executive Officer.

32.2 Section 1350 Certification of Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 2014.

ARI NETWORK SERVICES, INC.

(Registrant)

By:/s/ Roy W. Olivier_

Roy W. Olivier

President and Chief Executive Officer

By:/s/ William A. Nurthen _

William A. Nurthen

Vice President of Finance and Chief Financial Officer

Exhibit 10.1

ARI NETWORK SERVICES, INC.

2000 STOCK OPTION PLAN

Amended April 15, 2014

1.  Objectives.  The ARI Network Services, Inc. 2000 Stock Option Plan is designed to attract and retain certain selected officers, key employees, non-employee directors and consultants whose skills and talents are important to the Company’s operations, and reward them for making major contributions to the success of the Company.  These objectives are accomplished by making awards under the Plan, thereby providing Participants with a proprietary interest in the growth and performance of the Company.

2.  Definitions.

(a)  “Award” shall mean the grant of any Stock Option to a Plan Participant pursuant to such terms, conditions and limitations as the Board or Committee may establish in order to fulfill the objectives of the Plan.

(b)  “Award Agreement” shall mean the agreement that sets forth the terms, conditions and limitations applicable to an Award.

(c)  “Board” shall mean the Board of Directors of ARI Network Services, Inc.

(d)  “Cause” shall mean (i) the willful and continued failure by the Employee to substantially perform the Employee’s duties with the Company (other than any such failure resulting from the Employee’s incapacity due to physical or mental illness) for a period of at least ten days after a written demand for substantial performance is delivered to the Employee which specifically identifies the manner in which the Employee has not substantially performed his duties, or (ii) the willful engaging by the Employee in misconduct which is demonstrably and materially injurious to the Company, monetarily or otherwise.  For purposes of this Plan, no act or failure to act on the Employee’s part shall be considered “willful” unless done or omitted to be done by the Employee not in good faith and without reasonable belief that such action or omission was in the best interest of the Company.  Notwithstanding the foregoing, the Employee shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Employee a copy of a resolution, duly adopted by the affirmative vote of not less than a majority of the Board of the Company at a meeting of the Board called and held for such purposes (after reasonable notice to the Employee and an opportunity for the Employee, together with the Employee’s counsel, to be heard before the Board), stating that in the good faith opinion of the Board the Employee was guilty of conduct constituting Cause as set forth above and specifying the particulars thereof in detail.

(e)  “Change of Control” shall mean the first to occur of the following:

(i)  the acquisition by an individual, entity or group, acting individually or in concert (a “Person”) of beneficial ownership of more than 50% of the then outstanding shares of common stock of the Company (the “Outstanding Common Stock”); provided,  however, that for purposes of this Subsection 2(e)(i), the following acquisitions shall not constitute a Change of Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (D) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of Subsection 2(e)(ii) below; or

(ii)  consummation of a reorganization, merger or consolidation, share exchange, or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), in each case, unless, immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Common Stock immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Common Stock, (B) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, more than 50% of, respectively, the then outstanding common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the Board of the corporation resulting from such Business Combination were members of the Board of the Company at the time of the execution of the initial agreement providing for such Business Combination; or

(iii)  approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

 (f)  “Common Stock” or “stock” shall mean the $.001 par value common stock of ARI Network Services, Inc.

(g)  “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

(h)  “Committee” shall mean the Stock Option Committee of the Board of the Company.

(i)  “Company” shall mean ARI Network Services, Inc.

(j)  “Fair Market Value” shall mean the closing price of the Common Stock on the NASDAQ Over-The-Counter Bulletin Board (or if the Common Stock is not then traded on the Over-The-Counter Bulletin Board, the closing price on such other exchange or inter-dealer quotation system on which the Common Stock is listed) as reported in any commonly-accepted electronic medium or other authoritative source on the indicated date.  If no sales of Common Stock were made on said bulletin board (or other exchange or inter-dealer quotation system) on that date, “Fair Market Value” shall mean the closing price of Common Stock as reported for the most recent preceding day on which sales of Common Stock were made on said bulletin board (or other exchange or inter-dealer quotation system), or, failing any such sales within two (2) weeks prior to the indicated date, such other market price as the Board or the Committee may determine in conformity with pertinent law and regulations of the Code and Treasury Department.

(k)  “Participant” shall mean a current or prospective employee, non-employee director, consultant or other person who provides services to the Company to whom an Award has been made under the Plan.

(l)  “Plan” shall mean this ARI Network Services, Inc. 2000 Stock Option Plan.

(m)  “Stock Option” shall mean a grant of a right to purchase a specified number of shares of Common Stock the purchase price of which shall be not less than 100% of Fair Market Value on the date of grant, as determined by the Committee.  A Stock Option may be in the form of a nonqualified stock option for all Participants or an incentive stock option (“ISO”) for Participants who are qualifying employees.  An ISO, in addition to being subject to applicable terms, conditions and limitations established by the Committee, complies with Section 422 of the Code which, among other limitations, provides that the aggregate Fair Market Value (determined at the time the option is granted) of Common Stock for which ISOs are exercisable for the first time by a Participant during any calendar year shall not exceed $100,000; that ISOs shall be priced at not less than 100% of the Fair Market Value on the date of the grant (110% in the case of a Participant who is a 10% shareholder of the Company within the meaning of Section 422 of the Code); and that ISOs shall be exercisable for a period of not more than ten years (five years in the case of a Participant who is a 10% shareholder of the Company).

3.  Eligibility.  Current and prospective employees, non-employee directors, consultants or other persons who provide services to the Company eligible for an Award under the Plan are those who hold, or will hold, positions of responsibility and whose performance, in the judgment of the Committee or the management of the Company (if such responsibility is delegated pursuant to Section 6 hereof), can have a significant effect on the success of the Company.  However, incentive stock options within the meaning of Section 422 of the Code may only be issued to employees of the Company and its subsidiary corporations within the meaning of Section 424(f) of the Code.

4.  Common Stock Available for Awards.  Subject to adjustment as provided in Section 13 hereof, the number of shares that may be issued under the Plan for Awards during the term of the Plan is 450,000 shares of Common Stock, all of which may be in the form of incentive stock options within the meaning of Section 422 of the Code.    Any shares subject to an Award which are used in settlement of tax withholding obligations shall be deemed not to have been issued for purposes of determining the maximum number of shares available for issuance under the Plan.  Likewise, if any Stock Option is exercised by tendering shares, either directly or by attestation, to the Company as full or partial payment for such exercise under this Plan, only the number of shares issued net of the shares tendered shall be deemed issued for purposes of determining the maximum number of shares available for issuance under the Plan.  Subject to adjustment as provided in Section 13 hereof, no individual shall be eligible to receive Awards aggregating more than 100,000 shares of Common Stock reserved under the Plan in any one calendar year.    The Company shall take whatever actions are necessary to file required documents with the U.S. Securities and Exchange Commission and any other appropriate governmental authorities and stock exchanges to make shares of Common Stock available for issuance pursuant to Awards.

5.  Administration.  The Plan shall be administered by the Committee, which shall have full and exclusive power to interpret the Plan, to determine which persons are Participants, to grant waivers of Award restrictions, and to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper.  All decisions of the Committee shall be final, conclusive and binding on all persons, including the Company, Participants, and their estates and beneficiaries.

6.  Delegation of Authority.  Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may delegate to the chief executive officer and to other senior officers of the Company its duties under the Plan pursuant to such conditions or limitations as the Committee may establish.  Any such delegation may be revoked by the Committee at any time.

7.  Awards.  The Committee shall set forth in the related Award Agreement the terms, conditions, performance requirements, and limitations applicable to each Award including, but not limited to, continuous service with the Company, forfeiture of Awards and proceeds from Awards in the event the Participant competes with the Company or violates any confidentiality or nonsolicitation obligations owed to the Company, conditions under which acceleration of vesting will occur, and achievement of specific business objectives.  In all events, all Awards will become fully vested and immediately exercisable if the Participant is in the service of the Company upon the occurrence of a Change of Control.

8.  Stock Option Exercise.  The price at which shares of Common Stock may be purchased under a Stock Option shall be paid in full at the time of the exercise (i) in cash (ii) by tendering shares of Common Stock, either directly or by attestation, which are equal in value to the purchase or exercise price, valued at Fair Market Value on the date of exercise, (iii) on a “net exercise” basis, or (iv) if permitted by the Committee in its capacity as administrator of the Plan, any combination of the foregoing.  In the case of a net exercise, the Company will deliver a number of shares of Common Stock to the Participant equal to the number of shares of Common Stock for which the Stock Option was exercised, reduced by the number of whole shares of Common Stock (which the Company shall retain) with a value on the date of exercise (based on the Fair Market Value on the date prior to the date of exercise) equal to the exercise price and the required withholding tax at the time of exercise.  To the extent the combined value of such whole shares of Common Stock (valued at the Fair Market Value on the date prior to the date of exercise) is not sufficient to equal the exercise price and required withholding tax, the Participant must pay such difference in cash to the Company before delivery of the shares of Common Stock will be made to the participant.

9  Tax Withholding.  The Company shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of shares under the Plan, an appropriate number of shares for payment of taxes (but only the minimum amount required by law) or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes.  The Company may defer making delivery with respect to Common Stock obtained pursuant to an Award hereunder until arrangements satisfactory to it have been made with respect to any such withholding obligation.  If Common Stock is used to satisfy tax withholding, such stock shall be valued based on the Fair Market Value when the tax withholding is required to be made.

10  Amendment or Termination of the Plan.  The Board may, at any time, amend or terminate the Plan; provided, however, that

(a)  subject to Section 13 hereof, no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board; and

(b)  without further approval of the shareholders of the Company, no amendment shall increase the number of shares of Common Stock which may be issued pursuant to Awards hereunder, except for increases resulting from Section 13 hereof.

11.  Termination of Service.  If the service-providing relationship of a Participant terminates, or a non-employee director no longer serves on the Board, other than pursuant to paragraphs (a) through (c) of this Section 11, all Awards shall immediately terminate, unless the Award Agreement provides otherwise.  If the status of a Participant’s relationship with the Company changes, e.g., from a consultant to an employee or vice versa, it will not be a termination of the service-providing relationship.  Notwithstanding the foregoing, if a Participant’s service is terminated for Cause, to the extent the Award is not effectively exercised or has not vested prior to such termination, it shall lapse or be forfeited to the

Company immediately upon termination.  In all events, an Award will not be exercisable after the end of its term as set forth in the Award Agreement.

(a)  Retirement.  When a Participant’s employment or service terminates as a result of retirement, or early retirement with the consent of the Committee, the Committee (in the form of an Award Agreement or otherwise) may permit Awards to continue in effect beyond the date of retirement, or early retirement, and the exercisability and vesting of any Award may be accelerated.

(b)  Resignation in the Best Interests of the Company.  When a Participant resigns from the Company or the Board and, in the judgment of the chief executive officer or other senior officer designated by the Committee, the acceleration and/or continuation of outstanding Awards would be in the best interests of the Company, the Committee may authorize, where appropriate taking into account any regulatory or accounting implications of such action, the acceleration and/or continuation of all or any part of Awards granted prior to such termination.

(c)  Death or Disability of a Participant.

(i)  In the event of a Participant’s death, the Participant’s estate or beneficiaries shall have a period specified in the Award Agreement within which to receive or exercise any outstanding Award held by the Participant under such terms, and to the extent, as may be specified in the applicable Award Agreement.  Rights to any such outstanding Awards shall pass by will or the laws of descent and distribution in the following order:  (a) to beneficiaries so designated by the Participant; if none, then (b) to a legal representative of the Participant; if none, then (c) to the persons entitled thereto as determined by a court of competent jurisdiction.  Subject to subparagraph (iii) below, Awards so passing shall be exercised or paid out at such times and in such manner as if the Participant were living.

(ii)  In the event a Participant is deemed by the Company to be disabled within the meaning of the Company’s long-term disability plan, or, if the Company does not have such a plan, Section 22(e)(3) of the Code, the Award shall be exercisable for the period, and to the extent, specified in the Award Agreement.  Awards and rights to any such Awards may be paid to or exercised by the Participant, if legally competent, or a legally designated guardian or representative if the Participant is legally incompetent by virtue of such disability.

(iii)  After the death or disability of a Participant, the Committee may in its sole discretion at any time (1) terminate restrictions in Award Agreements; and (2) accelerate any or all installments and rights.

(iv)  In the event of uncertainty as to interpretation of or controversies concerning this paragraph (c) of Section 11, the Committee’s determinations shall be binding and conclusive.

(d)  No Service Rights.  The Plan shall not confer upon any Participant any right with respect to continuation of employment by, or service with, the Company or service on the Board, nor shall it interfere in any way with the right of the Company to terminate any Participant’s employment or service with the Company or on the Board at any time.

12.  Nonassignability.  Except as provided in subsection (c) of Section 11 and this Section 12, no Award under the Plan shall be assignable or transferable, or payable to or exercisable by anyone other than the Participant to whom it was granted.  Notwithstanding the foregoing, the Committee (in the form of an Award Agreement or otherwise) may permit Awards, other than incentive stock options within the meaning of Section 422 of the Code, to be transferred to members of the Participant’s immediate family, to trusts for the benefit of the Participant and/or such immediate family members, and to partnerships or other entities in which the Participant and/or such immediate family members own all the equity interests.  For purposes of the preceding sentence, “immediate family” shall mean a Participant’s spouse, issue and spouses of his issue.

13.  Adjustments.  In the event of any change in the outstanding Common Stock of the Company by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, spin-off, or similar event, the Committee shall equitably adjust (a) the number of shares of Common Stock (i) reserved under the Plan, (ii) available for ISOs, (iii) for which Awards may be granted to an individual Participant, and (iv) covered by outstanding Awards denominated in stock, (b) the stock prices related to outstanding Awards; and (c) the appropriate Fair Market Value and other price determinations for such Awards.  In the event of any other change affecting the Common Stock or any distribution (other than normal cash dividends) to holders of Common Stock, such adjustments as may be deemed equitable by the Committee, including adjustments to avoid fractional shares, shall be made to give proper effect to such event.  In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Committee shall be authorized to issue or assume Stock Options, whether or not in a transaction to which Section 424(a) of the Code applies, by means of substitution of new Stock Options for previously issued Stock Options or an assumption of previously issued Stock Options.

14.  Notice.  Any notice to the Company required by any of the provisions of the Plan shall be addressed to the director of human resources or to the chief executive officer of the Company in writing, and shall become effective when it is received by the office of either of them.

15.  Governing Law.  The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Wisconsin without giving effect to its conflicts of law provisions.

16.  Effective and Termination Dates.  The effective date of the Plan is December 14, 2000.  The Plan shall terminate on December 13, 2010, subject to earlier termination by the Board pursuant to Section 10, after which no Awards may be made under the Plan, but any such termination shall not affect Awards then outstanding or the authority of the Committee to continue to administer the Plan.

17.  Other Benefit and Compensation Programs.  Payments and other benefits received by a Participant pursuant to an Award shall not be deemed a part of such Participant’s regular, recurring compensation for purposes of the termination or severance plans of the Company and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement, unless the Committee expressly determines otherwise.

Exhibit 10.2

ARI NETWORK SERVICES, INC.

2010 EQUITY INCENTIVE PLAN

Amended April 15, 2014

1.  Objectives.  The ARI Network Services, Inc. 2010 Equity Incentive Plan is designed to attract and retain certain selected officers, key employees, non-employee directors and consultants whose skills and talents are important to the Company’s operations, and reward them for making major contributions to the success of the Company.  These objectives are accomplished by making awards under the Plan, thereby providing Participants with a proprietary interest in the growth and performance of the Company.

2.  Definitions.

(a)  “Award” shall mean an Option, share of Restricted Stock, Restricted Stock Unit or SAR (stock appreciation right) awarded to a Participant pursuant to such terms, conditions and limitations as the Committee may establish in order to fulfill the objectives of the Plan.

(b)  “Award Agreement” shall mean the agreement that sets forth the terms, conditions and limitations applicable to an Award.

(c)  “Board” shall mean the Board of Directors of ARI Network Services, Inc.

(d)  “Cause” shall mean (i) the willful and continued failure by the Participant to substantially perform the Participant’s duties with the Company (other than any such failure resulting from the Participant’s incapacity due to physical or mental illness) for a period of at least ten days after a written demand for substantial performance is delivered to the Participant which specifically identifies the manner in which the Participant has not substantially performed his or her duties, or (ii) the willful engaging by the Participant in misconduct which is demonstrably and materially injurious to the Company, monetarily or otherwise.  For purposes of this Plan, no act or failure to act on the Participant’s part shall be considered “willful” unless done or omitted to be done by the Participant not in good faith and without reasonable belief that such action or omission was in the best interest of the Company.  Notwithstanding the foregoing, the Participant shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Participant a copy of a resolution, duly adopted by the affirmative vote of not less than a majority of the Board of the Company, excluding the vote of the Participant if the Participant is on the Board, at a meeting of the Board called and held for such purposes (after reasonable notice to the Participant and an opportunity for the Participant, together with the Participant’s counsel, to be heard before the Board), stating that in the good faith opinion of the Board the Participant was guilty of conduct constituting Cause as set forth above and specifying the particulars thereof in detail.

(e)  “Change of Control” shall mean any of the following:

(i)  the acquisition by an individual, entity or group, acting individually or in concert (a “Person”) of beneficial ownership of more than 50% of the then outstanding shares of common stock of the Company (the “Outstanding Common Stock”); provided,  however, that for purposes of this Subsection 2(e)(i), the following acquisitions shall not constitute a Change of Control: (A) any acquisition directly from the Company; (B) any acquisition by the Company; (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (D) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of Subsection 2(e)(ii) below; or

(ii)  consummation of a reorganization, merger or consolidation, share exchange, or sale or other disposition of all or substantially all of the assets of the Company (a “Business

Combination”), in each case, unless, immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Common Stock immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Common Stock, (B) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, more than 50% of, respectively, the then outstanding common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the Board of the corporation resulting from such Business Combination were members of the Board of the Company at the time of the execution of the initial agreement providing for such Business Combination; or

(iii)  approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(f)  “Common Stock” or “Stock” shall mean the $.001 par value common stock of ARI Network Services, Inc.

(g)  “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

(h)  “Committee” shall be the Compensation Committee of the Board, unless the Board designates a different qualifying Committee.  Except as otherwise determined by the Board, the Committee shall be so constituted as to permit grants of Options to comply with Section 162(m) of the Code and any regulations promulgated thereunder, or any other statutory rule or regulatory requirements.

(i)  “Company” shall mean ARI Network Services, Inc. and its direct and indirect subsidiaries, and partnerships and other business ventures in which ARI Network Services, Inc. or its direct or indirect subsidiaries have a significant equity interest, as determined in the sole discretion of the Committee.  For purposes of defining whether a Participant is receiving stock of a “service recipient” under Section 409A of the Code and the guidance thereunder, this definition of “Company” shall be deemed to include the broadest definition of entities permissible under such guidance.

(j)  “Fair Market Value” shall mean the average of the closing bid and asked prices of the Common Stock on the NASDAQ Over-The-Counter Bulletin Board (or if the Common Stock is not then traded on the Over-The-Counter Bulletin Board, the average of the closing bid and asked prices on such other exchange or inter-dealer quotation system on which the Common Stock is listed) as reported in any commonly-accepted electronic medium or other authoritative source on the indicated date.  If no sales of Common Stock were made on said bulletin board (or other exchange or inter-dealer quotation system) on that date, “Fair Market Value” shall mean the average of the closing bid and asked prices of Common Stock as reported for the most recent preceding day on which sales of Common Stock were made on said bulletin board (or other exchange or inter-dealer quotation system), or, failing any such sales within two (2) weeks prior to the indicated date, such other market price as the Board or the Committee may determine in conformity with pertinent law and regulations of the Treasury Department.

(k)  “Incentive Stock Option” shall mean an option to purchase shares of Common Stock which complies with the provisions of Section 422 of the Code.

(l)  “Nonstatutory Stock Option” shall mean an option to purchase shares of Common Stock which does not comply with the provisions of Section 422 of the Code or which is designated as such pursuant to Paragraph 7 of the Plan.

(m)  “Option” shall mean (i) with respect to an employee, an Incentive Stock Option or Nonstatutory Stock Option granted to a Participant by the Committee pursuant to Section 7 hereof and (ii) with respect to any non-employee, a Nonstatutory Stock Option granted to a Participant by the Committee pursuant to Section 7 hereof.

(n)  “Participant” shall mean a current, prospective or former employee, non-employee director, consultant or other person who provides services to the Company to whom an Award has been made under the Plan.

(o)  “Plan” shall mean the ARI Network Services, Inc. 2010 Equity Incentive Plan.

(p)  “Restricted Stock” shall mean shares of Common Stock granted to a Participant by the Committee pursuant to Section 7 hereof, which are subject to restrictions set forth in an Award Agreement.

(q)  “Restricted Stock Unit” shall mean a right to receive one share of Common Stock or cash equivalent to the Fair Market Value thereof granted to a Participant pursuant to Section 7, hereof, subject to the restrictions set forth in the Award Agreement.

(r)  “SAR” shall mean a stock appreciation right with respect to one share of Common Stock granted to a Participant pursuant to Section 7 hereof, subject to the restrictions set forth in the Award Agreement.

3.  Eligibility.  Current and prospective employees, non-employee directors, consultants or other persons who provide services to the Company eligible for an Award under the Plan are those who hold, or will hold, positions of responsibility and whose performance, in the judgment of the Committee or the management of the Company (if such responsibility is delegated pursuant to Section 6 hereof), can have a significant effect on the success of the Company.  However, Incentive Stock Options may only be issued to employees of the Company and its subsidiary corporations within the meaning of Section 424(f) of the Code.

4.	Common Stock Available for Awards.

(a)  Number of Shares.  Subject to adjustment as provided in Section 13 hereof, the number of shares that may be issued under the Plan for Awards during the term of the Plan is 650,000 shares of Common Stock, which may be treasury shares or authorized but unissued shares of Common Stock, or a combination of the two, all of which may be in the form of Incentive Stock Options.  For purposes of determining the maximum number of shares of Common Stock available for issuance under the Plan, (i) any shares of Common Stock subject to any Award under this Plan which terminates by expiration, forfeiture, cancellation, is settled in cash in lieu of shares or otherwise without the issuance of shares shall be available for grant under the Plan; (ii) upon the exercise of a stock-settled SAR or Option granted under the Plan, the full number of shares represented by the SAR or Option exercised (including any shares withheld to satisfy taxes and any shares used to exercise an Award, whether directly or by attestation) shall be treated as shares of Common Stock issued under the Plan, notwithstanding that a lesser amount of shares or cash representing shares of Common Stock may have been actually issued or paid upon such exercise; (iii) shares of Common Stock withheld to satisfy taxes on any Award, to the extent not already treated as issued pursuant to the above, shall be treated as issued hereunder; and (iv) shares of Common Stock that are repurchased by the Company with Option proceeds shall not be added to the aggregate plan limit described above.

(b)  Limits.  Subject to adjustment as provided in Section 13 hereof, no individual shall be eligible to receive Options over more than 250,000 shares of Common Stock reserved under the Plan in any one calendar year  and the Company will not issue more than 325,000 shares of Restricted Stock or Restricted Units during the term of the Plan.    For purposes of determining the maximum number of these types of Awards available for grant under the Plan, any Awards which are forfeited to the Company, shall be treated, following such forfeiture, as Awards that have not been granted under the Plan.

(d)  Securities Law Filings.  The Company shall take whatever actions are necessary to file required documents with the U.S. Securities and Exchange Commission and any other appropriate governmental authorities and stock exchanges to make shares of Common Stock available for issuance pursuant to Awards.

5.  Administration.  The Plan shall be administered by the Committee, which shall have full and exclusive power to interpret the Plan, to determine which persons are Participants, to determine which type of Awards shall be granted to Participants, grant waivers of Award restrictions, and to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper, all of which powers shall be executed in the best interests of the Company and in keeping with the objectives of the Plan.  All determinations made by the Committee regarding the Plan or an Award shall be binding and conclusive as regards the Company, the Participants, and any other interested persons.

6.  Delegation of Authority.  Except to the extent prohibited by applicable law or the applicable rules of a stock exchange on which the Common Stock is listed, the Committee may delegate to the chief executive officer or to other senior officers of the Company its duties under the Plan, other than grants of Awards to executive officers of the Company, pursuant to such conditions or limitations as the Committee may establish.  Any such delegation may be revoked by the Committee at any time.

7.  Awards.  The Committee shall set forth in the related Award Agreement the terms, conditions, performance requirements and limitations applicable to each Award including, but not limited to, continuous service with the Company, forfeiture of Awards and proceeds from Awards in the event the Participant competes with the Company or violates any confidentiality or nonsolictiation obligations owed to the Company, conditions under which acceleration of vesting will occur, and achievement of specific business objectives.  The types of Awards available under the Plan are those listed in this Section 7.

(a)  Option.  An Option is the grant of a right to purchase a specified number of shares of Common Stock the purchase price of which (the “Exercise Price”) shall be not less than 100% of Fair Market Value on the date of grant.  In addition, the Committee may not reduce the purchase price for Common Stock pursuant to an Option after the date of grant without the consent of the Company’s shareholders, except in accordance with adjustments pursuant to Section 13 hereof.  Further, an Option may not be exercisable for a period in excess of ten years.  An Option may be designated by the Committee in the Award Agreement as a Nonstatutory Stock Option for all Participants or an Incentive Stock Option for Participants who are employees.  An Incentive Stock Option, in addition to being subject to applicable terms, conditions and limitations established by the Committee, complies with Section 422 of the Code which, among other limitations, provides that the aggregate Fair Market Value (determined at the time the option is granted) of Common Stock for which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year shall not exceed $100,000; that Incentive Stock Options shall be priced at not less than 100% of the Fair Market Value on the date of the grant (110% in the case of a Participant who is a 10% shareholder of the Company within the meaning of Section 422 of the Code); and that Incentive Stock Options shall be exercisable for a period of not more than ten years (five years in the case of a Participant who is a 10% shareholder of the Company).  For purposes of determining the percentage of stock ownership a Participant holds in the Company, the attribution rules of Treasury Regulation §1.424.-1(d) shall apply.  The other restrictions and conditions of the Option will be established by the Committee and set forth in the Award Agreement.

(b)  Restricted Stock or Restricted Stock Unit Award.  A share of Restricted Stock is an award of one share of Common Stock, and a Restricted Stock Unit is a bookkeeping entry, granting a Participant a right to receive one share of Common Stock or the cash equivalent to the Fair Market Value of one share in the future (such form and time of payment to be specified by the Committee at the time of grant), which may contain transferability or forfeiture provisions including a requirement of future services and/or the completion of certain performance requirements and such other restrictions and conditions as may be established by the Committee and set forth in the Award Agreement.  Dividends or dividend equivalent rights may only be extended to and made part of any Award of Restricted Stock or Restricted Stock Units, subject to such terms, conditions and restrictions as the Committee may establish.  The Committee may establish rules and procedures for the crediting of dividend equivalents for Restricted Stock Units.

(c)  SARs.  An SAR is a grant of the right to receive, upon exercise, the difference between the Fair Market Value of a share of Common Stock on the date of exercise, and the “Grant Value” of each SAR.  The Grant Value shall be not less than 100% of Fair Market Value on the date of grant, as set forth in the Award Agreement.  The Committee may not reduce the Grant Value after the date of grant without the consent of the Company’s shareholders, except in accordance with adjustments pursuant to Section 13 hereof.  The difference between the Fair Market Value on the date of exercise and the Grant Value, multiplied by the number of SARs exercised (the “Spread”), shall be paid in shares of Common Stock which have a Fair Market Value equal to the Spread, provided, however, that any fractional share shall be paid in cash.  Notwithstanding the foregoing, the Company, as determined in the sole discretion of the Committee at the time of grant, shall be entitled to settle its obligation arising out of the exercise of an SAR by the payment of cash equal to the Spread, or by the issuance of a combination of shares of Common Stock and cash, in the proportions determined by the Committee, which have a Fair Market Value equal to the Spread.  The other restrictions and conditions of the SARs will be established by the Committee and set forth in the Award Agreement, provided that the period for which an SAR may be exercisable shall not exceed ten years.

8.  Option Exercise.  Upon exercise of an Option, the Exercise Price shall be paid in full at the time of the exercise (i) in cash, (ii) by tendering shares of Common Stock either directly or by attestation, which are equal in value to the purchase or exercise price, valued at Fair Market Value on the date of exercise, (iii) on a “net exercise” basis, or (iv) if permitted by the Committee in its capacity as administrator of the Plan, any combination of the foregoing.  In the case of a net exercise, the Company will deliver a number of shares of Common Stock to the Participant equal to the number of shares of Common Stock for which the Option was exercised, reduced by the number of whole shares of Common Stock (which the Company shall retain) with a value on the date of exercise (based on the Fair Market Value on the date prior to the date of exercise) equal to the Exercise Price and the required withholding tax at the time of exercise.  To the extent the combined value of such whole shares of Common Stock (valued at the Fair Market Value on the date prior to the date of exercise) is not sufficient to equal the exercise price and required withholding tax, the Participant must pay such difference in cash to the Company before delivery of the shares of Common Stock will be made to the Participant.  The Committee shall establish appropriate methods for accepting Common Stock and may impose such conditions as it deems appropriate on the use of such Common Stock to exercise an Option.

9.  Tax Withholding.  The Company shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of shares under the Plan, an appropriate number of shares for payment of taxes required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes, but in no event in excess of the minimum withholding required by law. The Company may defer making delivery with respect to Common Stock obtained pursuant to an Award hereunder until arrangements satisfactory to it have been made with respect to any such withholding obligation. If Common Stock is used to satisfy tax withholding, such stock shall be valued based on the Fair Market Value when the Option or SAR is exercised or the Restricted Stock vests. In the case of Restricted Stock Units, such stock will be valued when the Restricted Stock Units are paid to a Participant, in the case of income tax withholding, or when the Restricted Stock Units vest, in the case of employment tax withholding, unless applicable law requires a different time for withholding.  Shares of Common Stock used to satisfy tax withholding obligations shall be treated as issued for purposes of determining the number of shares remaining for grant of Awards pursuant to Section 4 hereof.

10.  Amendment or Termination of the Plan.  The Board may, at any time, amend or terminate the Plan; provided, however, that

(a)  subject to Section 13 hereof, no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board; and

(b)  without further approval of the shareholders of the Company, no amendment shall increase the number of shares of Common Stock which may be issued pursuant to Awards hereunder, except for increases resulting from Section 13 hereof.

11.  Termination of Employment or Service.  If the service-providing relationship of a Participant terminates, or a non-employee director no longer serves on the Board, other than pursuant to paragraphs (a) through (d) of this Section 11, all Awards shall immediately terminate, unless the Award Agreement provides otherwise.  If the status of a Participant’s relationship with the Company changes, e.g., from a consultant to an employee or vice versa, it will not be a termination of the service-providing relationship.  Notwithstanding the foregoing, if a Participant’s employment or service is terminated for Cause, to the extent the Award is not effectively exercised or has not vested prior to such termination, it shall lapse or be forfeited to the Company immediately upon termination.  In all events, an Award will not be exercisable after the end of its term as set forth in the Award Agreement.

(a)  Retirement.  When a Participant’s employment terminates as a result of retirement (as such term is defined by the Committee from time to time), the Committee (in the form of an Award Agreement or otherwise) may permit Awards to continue in effect beyond the date of retirement, and the exercisability and vesting of any Award may be accelerated.

(b)  Resignation in the Best Interests of the Company.  When a Participant resigns from the Company or the Board and, in the judgment of the chief executive officer or other senior officer designated by the Committee, the acceleration and/or continuation of outstanding Awards would be in the best interests of the Company, the Committee may authorize, where appropriate taking into account any regulatory or accounting implications of such action, the acceleration and/or continuation of all or any part of Awards granted prior to such termination.

(c)  Death or Disability of a Participant.

(i)  In the event of a Participant’s death, the Participant’s estate or beneficiaries shall have a period specified in the Award Agreement within which to receive or exercise any outstanding Award held by the Participant under such terms, and to the extent, as may be specified in the applicable Award Agreement.  Rights to any such outstanding Awards shall pass by will or the laws of descent and distribution in the following order: (a) to beneficiaries so designated by the Participant; if none, then (b) to a legal representative of the Participant; if none, then (c) to the persons entitled thereto as determined by applicable law or, absent applicable law, a court of competent jurisdiction.  Subject to paragraph (iii) below, Awards so passing shall be exercised or paid out at such times and in such manner as if the Participant were living.

(ii)  In the event a Participant is deemed by the Company to be disabled within the meaning of the Award Agreement, or, absent a definition therein, a “permanent and total disability” as defined in Section 22(e)(3) of the Code, the Award shall be exercisable for the period, and to the extent, specified in the Award Agreement.  Awards and rights to any such

Awards may be paid to or exercised by the Participant, if legally competent, or a legally designated guardian or representative if the Participant is legally incompetent by virtue of such disability.

(iii)  Upon a Participant’s termination of employment due to death or “permanent and total disability,” except as otherwise specified in an Award Agreement, any Options held by such Participant shall expire one (1) year from the date of the Participant’s termination of employment.

(iv)  After the death or disability of a Participant, the Committee may in its sole discretion at any time (a) terminate restrictions in Award Agreements; and (b) accelerate any or all installments and rights.

(v)  In the event of uncertainty as to interpretation of or controversies concerning this paragraph (c) of Section 11, the Committee’s determinations shall be binding and conclusive on all interested parties.

(d)  Expiration of Options.  Upon a Participant’s termination of employment, except as otherwise specified in an Award Agreement or in paragraph (c) above, any vested Options held by such Participant shall expire ninety (90) days after the date of the Participant’s termination of employment.

(e)  No Employment or Service Rights.  The Plan shall not confer upon any Participant any right with respect to continuation of employment or service by the Company or service as a director, nor shall it interfere in any way with the right of the Company to terminate any Participant’s employment at any time.

12.  Nonassignability.  Except as provided in subsection (c) of Section 11 and this Section 12, no Award or any other benefit under the Plan shall be assignable or transferable, or payable to or exercisable by anyone other than the Participant to whom it was granted.  Notwithstanding the foregoing, the Committee (in the form of an Award Agreement or otherwise) may permit Awards, other than Incentive Stock Options, to be transferred to members of the Participant’s immediate family, to trusts for the benefit of the Participant and/or such immediate family members, and to partnerships or other entities in which the Participant and/or such immediate family members own all the equity interests.  For purposes of the preceding sentence, “immediate family” shall mean a Participant’s spouse, issue and spouses of his issue.

13.  Adjustments.  In the event of any corporate event or transaction, such as a merger, consolidation, share exchange, recapitalization, reorganization, separation, stock dividend, stock split, split-up, spin-off or other distribution of stock or property of the Company, combination of shares, exchange of shares, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of the Company, the Committee, in order to prevent dilution or enlargement of Participants’ rights under the Plan, shall substitute or adjust, in an equitable manner (including adjustments to avoid fractional shares), (a) the number of Common Shares (i) reserved under the Plan, (ii) available for Incentive Stock Options, Restricted Stock or Restricted Stock Units, (iii) for which Awards may be granted to an individual Participant, and (iv) covered by outstanding Awards denominated in stock, (b) the stock prices related to outstanding Awards; and (c) the appropriate Fair Market Value and other price determinations for such Awards.  In the event of a merger, consolidation, statutory share exchange, acquisition of property or stock, separation, sale or disposition of all or substantially all assets, reorganization or liquidation, the Committee shall be authorized to (a) issue or assume Awards, whether or not in a transaction to which Section 424(a) of the Code applies, by means of substitution of new Awards for previously issued awards or an assumption of previously issued awards, (b) convert any outstanding Awards into cash or a right to receive cash on a basis to be determined by the Committee in its sole discretion, and cancel any underwater Awards and/or (c) waive in whole or in part any remaining restrictions or vesting requirements in connection with any Awards.  Any adjustment, waiver, conversion or other action taken by the Committee under this Section 13 shall be conclusive and binding on all Participants, the Company and their successors, assigns and beneficiaries.  All adjustments under this Section 13 shall be made in a manner such that they will not result in a penalty under Section 409A of the Code.

14.  Change of Control.  Except as otherwise expressly provided herein or in the applicable Award Agreement, upon a Participant’s involuntary termination of employment or service without Cause within three (3) months prior to or one (1) year following a Change of Control, all Awards (including those that are assumed or were substituted or converted) will become fully vested and, for Options and SARs, immediately exercisable.

15.  Notice.  Unless otherwise specified in the Award Agreement or in this Plan, any notice to the Company required by any of the provisions of this Plan shall be addressed to the director of human resources or to the chief executive officer of the Company in writing, and shall become effective when it is received by the office of either of them.  Any notice to a Participant shall be addressed to the Participant at his last known address as it appears on the Company’s records.

16.  Governing Law.  The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Wisconsin without giving effect to its conflicts of law provisions.

17.  Effective and Termination Dates.  The effective date of the Plan is December 16, 2010, subject to shareholder approval.  The Plan shall terminate on December 16, 2020, subject to earlier termination by the Board pursuant to Section 10, after which no Awards may be made under the Plan, but any such termination shall not affect Awards then outstanding or the authority of the Committee to continue to administer the Plan.

18.  Other Benefit and Compensation Programs.  Payments and other benefits received by a Participant pursuant to an Award shall not be deemed a part of such Participant’s regular, recurring compensation for purposes of the termination or severance plans of the Company and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement, unless the Committee expressly determines otherwise.

Exhibit 31.1

CERTIFICATION

I, Roy W. Olivier, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of ARI Network Services, Inc.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:  June 16, 2014

/s/ Roy W. Olivier

Roy W. Olivier
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, William A. Nurthen, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of ARI Network Services, Inc.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:  June 16, 2014

/s/ William A. Nurthen

William A. Nurthen
Vice President of Finance and Chief Financial Officer

Exhibit 32.1

CERTIFICATIONS

I, Roy W. Olivier, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of ARI Network Services, Inc. (the “Company”);

2.	Based on my knowledge, this quarterly report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

Dated:  June 16, 2014

/s/ Roy W. Olivier

Roy W. Olivier
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATIONS

I, William A. Nurthen, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of ARI Network Services, Inc. (the “Company”);

2.	Based on my knowledge, this quarterly report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

Dated:  June 16, 2014

/s/ William A. Nurthen

William A. Nurthen
Vice President of Finance and Chief Financial Officer